   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 31, 1996


                                                       REGISTRATION NO. 333-4047

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                                   VDI MEDIA
             (Exact name of Registrant as specified in its charter)
                           --------------------------

           CALIFORNIA                           7814                           95-4272619
(State or other jurisdiction of     (Primary Standard Industrial             (IRS Employer
 incorporation or organization)     Classification Code Number)          Identification Number)

                           --------------------------

                             6920 SUNSET BOULEVARD
                          HOLLYWOOD, CALIFORNIA 90028
                                 (213) 957-5500
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                           --------------------------

                                R. LUKE STEFANKO
                             6920 SUNSET BOULEVARD
                          HOLLYWOOD, CALIFORNIA 90028
                                 (213) 957-5500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                          COPIES OF COMMUNICATIONS TO:


        BARRY L. DASTIN, Esq.                     MARC WEINGARTEN, Esq.
    Kaye, Scholer, Fierman, Hays &               Schulte Roth & Zabel LLP
             Handler, LLP
 1999 Avenue of the Stars, Suite 1600                900 Third Avenue
    Los Angeles, California 90067                New York, New York 10022


                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   AS SOON AS PRACTICABLE AFTER THE DATE THIS REGISTRATION STATEMENT BECOMES
                                   EFFECTIVE.
                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / / _____________________
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _____________________
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------


                        CALCULATION OF REGISTRATION FEE



                                                                        PROPOSED MAXIMUM
                                       AMOUNT TO      PROPOSED MAXIMUM     AGGREGATE
      TITLE OF EACH CLASS OF               BE          OFFERING PRICE       OFFERING         AMOUNT OF
   SECURITIES TO BE REGISTERED       REGISTERED (1)    PER SHARE (2)       PRICE (2)      REGISTRATION FEE
Common stock, no par value........     3,220,000           $12.00         $38,640,000      $11,709.09(3)



(1) Includes 420,000 shares subject to the Underwriters' over-allotment option.



(2) Estimated solely for the purpose of determining the registration fee.



(3) Previously paid.

                           --------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

                 SUBJECT TO COMPLETION--DATED DECEMBER 31, 1996


PROSPECTUS
--------------------------------------------------------------------------------


                                2,800,000 Shares


                                     [LOGO]
                                  Common Stock
----------------------------------------------------------------------


Of the 2,800,000 shares of common stock, no par value (the "Common Stock") offered hereby, 2,600,000 shares are being sold by VDI Media ("VDI" or the "Company") and 200,000 shares are being sold by a selling shareholder of the Company (the "Selling Shareholder"). The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholder. See "Principal and Selling Shareholders."



Prior to this offering (the "Offering"), there has been no public market for the Common Stock of the Company. It is currently anticipated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.



The Company intends to make application to The Nasdaq Stock Market's National Market (the "Nasdaq National Market") for quotation of the Common Stock thereon under the proposed symbol "VDIM."



SEE "RISK FACTORS" ON PAGES 7 TO 11 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.


--------------------------------------------------------------------------------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES  AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES COMMISSION
     PASSED UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
       REPRESENTATION   TO   THE   CONTRARY   IS   A   CRIMINAL  OFFENSE.


                                            Underwriting                       Proceeds to
                             Price to       Discount and      Proceeds to        Selling
                              Public       Commissions (1)    Company (2)      Shareholder
--------------------------------------------------------------------------------------------
Per Share...............         $                $                $                $
--------------------------------------------------------------------------------------------
Total (3)...............         $                $                $                $



(1) The Company and the Selling Shareholder have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."



(2) Before deducting expenses payable by the Company estimated to be $800,000.



(3) The Company has granted the several Underwriters a 30-day over-allotment option to purchase up to 420,000 additional shares of the Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased by the Underwriters, the total Price to Public will be $ , the total Underwriting Discounts and Commissions will be $ , the total Proceeds to Company will be $ and the total Proceeds to Selling
    Shareholder will be $    . See "Underwriting."


--------------------------------------------------------------------------------


The shares of Common Stock are offered by the several Underwriters, subject to delivery by the Company and the Selling Shareholder and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made at the office of Prudential Securities Incorporated, One New York
Plaza, New York, New York, on or about          , 1997.



PRUDENTIAL SECURITIES INCORPORATED                       OPPENHEIMER & CO., INC.



            , 1997

                                   [ARTWORK]



    The inside front cover of the Prospectus sets forth a Company overview table which groups VDI Media's customers as movie studios, advertising agencies and commercial producers. The table further divides VDI Media's video tape Duplication/Value-Added Services into Physical and Electronic Distribution, with accompanying representative photographs.



                                   [ARTWORK]



    The  inside  back  cover of  the  Prospectus  has three  photographs  of the
Company's  facilities  captioned  "Duplication   Room,"  "Archive  Vault,"   and
"Ancillary Services," respectively.

                               PROSPECTUS SUMMARY


    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL DATA APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED.


                                  THE COMPANY


    VDI Media ("VDI" or the "Company") provides broadcast quality video duplication, distribution and related value-added services including distribution of national television spot advertising, trailers and electronic press kits. The primary users of videotape duplication and distribution services are advertising agencies and motion picture companies which generally outsource such services. The Company serviced over 1,200 customers in the nine months ended September 30, 1996, including the Columbia/Tri Star Motion Picture Companies, Metro-Goldwyn-Mayer Film Group, Fox Filmed Entertainment, MCA Motion Picture Group, The Walt Disney Motion Picture Group, Paramount Pictures Corporation and Warner Bros. Services provided to this group of clients constituted approximately 50.5% of the Company's revenues for the nine months ended September 30, 1996. The Company has realized significant growth in revenues, operating income and net income over the past five years, with compound annual growth rates of 29.5%, 47.7% and 45.7%, respectively.


    The Company's services include (i) the physical and electronic delivery of broadcast quality advertising, including spots, trailers, electronic press kits and infomercials, and syndicated television programming to more than 945 television stations, cable companies and other end-users nationwide and (ii) a broad range of video services including the duplication of video in all formats, element storage, standards conversion, closed captioning and transcription services, and video encoding for air play verification purposes. The value-added services provided by the Company further strengthen customer relationships and create opportunities for increased duplication and distribution business.


    The primary method of distribution by the Company, and by others in the industry, continues to be the physical delivery of videotape to end-users. In 1994, to enhance its competitive position, the Company created Broadcast One, a national distribution network which employs fiber optic and satellite technologies in combination with physical distribution methods to deliver broadcast quality material throughout the United States. The Company's use of fiber optic and satellite technologies provides rapid and reliable electronic transmission of video spots and other content with a high level of quality, accountability and flexibility to both advertisers and broadcasters. Through the Company's state-of-the-art distribution hub in Tulsa, Oklahoma (the "Tulsa Control Center"), Broadcast One has enabled the Company to expand its presence in the national advertising market, allowing for greater diversification of its customer base. The Company currently derives a small percentage of its revenue from electronic deliveries and anticipates that this percentage will increase as such technologies become more widely accepted. The Company intends to add new methods of distribution as technologies become both standardized and cost-effective.



    The Company operates broadcast tape duplication facilities at its two California locations and at the Tulsa Control Center, which the Company believes together currently distribute on average 3,600 videotapes a day. By capitalizing on Broadcast One's ability through fiber optic and satellite technologies to link instantaneously the Company's facilities in Los Angeles with its other facilities and by leveraging the Tulsa Control Center's geographic proximity to the center of the country, the Company is able to utilize the optimal delivery method to extend its deadline for same or next-day delivery of time-sensitive material. As the Company develops or acquires facilities in new markets, the Broadcast One network will enable it to maximize the usage of its network-wide duplication capacity by instantaneously transmitting video content to facilities with available capacity. The Company's Broadcast One network and California facilities are designed to serve cost-effectively the time-sensitive distribution needs of the Company's clients. Management believes that the Company's success is based on its strong customer relationships which are maintained through the reliability, quality and cost-effectiveness of its services, and its extended deadline for processing customer orders.



IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    The broadcast video duplication industry is service-oriented, highly fragmented and primarily comprised of numerous small companies with regional customer bases. The Company has targeted a number of these companies, certain of which VDI currently outsources duplication and production work, as potential acquisitions. To the extent any such companies are acquired, the Company intends to integrate their operations into its "hub and spoke" distribution network controlled through the Tulsa Control Center. The Company will seek to increase revenues and realize margin gains from such acquisitions through the (i) greater utilization of its existing high volume duplication and distribution facilities,
(ii) addition of value-added services which the Company currently does not provide, (iii) capture of a larger percentage of its existing customers' duplication and distribution business, (iv) addition of new customers, (v) elimination of redundant management and administrative functions and (vi) elimination of sub-contracted duplication and production work in markets in which it does not yet have such capabilities.



    The Company recently implemented this acquisition strategy by entering into a definitive agreement to acquire substantially all of the assets and assume certain liabilities (the "Woodholly Acquisition") of WOODHOLLY PRODUCTIONS ("Woodholly"). Woodholly provides videotape duplication and distribution, video content storage and ancillary services to major motion picture studios, advertising agencies and independent production companies for both domestic and international use. VDI believes the acquisition of Woodholly will allow it to gain valuable customer relationships, offer a more complete range of services to its customers and give VDI the opportunity to capture a larger portion of its current customers' video duplication and distribution business. The purchase price, which is subject to adjustment and offset, consists of $4.0 million in promissory notes and up to $4.0 million in earn-out payments for a total purchase price of up to $8.0 million. The Company intends to repay the $4.0 million in promissory notes from the net proceeds of this Offering. See "Use of Proceeds" and "Business--Woodholly Acquisition."



    The Company's strategy is to increase its market share within the video duplication and distribution industry by (i) further penetrating the marketplace by providing a broad array of high quality, reliable value-added services, (ii) acquiring companies with strong customer relationships in businesses complementary to the Company's operations, (iii) continuing to develop value-added services such as audio encryption, electronic order entry and order status and air play verification and (iv) increasing the timeliness and efficiency of its operations by exploiting new technologies as they become both standardized and cost-effective.



                                  THE OFFERING



Common Stock Offered by the Company............  2,600,000 shares
Common Stock Offered by the Selling
 Shareholder...................................  200,000 shares
Common Stock to be Outstanding after the
 Offering......................................  9,260,000 shares (1)
Use of Proceeds by the Company.................  To repay indebtedness, including acquisition indebtedness, to pay an S Corp
                                                 distribution  to  the  Company's   current
                                                 shareholders  and  for  general  corporate
                                                 purposes,  including  the  acquisition  of
                                                 businesses  complementary to the Company's
                                                 operations and  capital expenditures.  See
                                                 "Use of Proceeds."
Proposed Nasdaq National Market Symbol.........  VDIM


------------------------

(1) Excludes 900,000 shares of Common Stock reserved for issuance in respect of options to be issued under the Company's 1996 Stock Incentive Plan (the "1996 Plan"). Upon consummation of this Offering, the Company intends to grant options to purchase an aggregate of 300,000 shares of Common Stock under the 1996 Plan, each at an exercise price per share equal to the initial public offering price per share of Common Stock. See "Capitalization" and "Management -- 1996 Stock Incentive Plan."

                   SUMMARY SELECTED FINANCIAL AND OTHER DATA


    The summary selected financial and other data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto included elsewhere in this Prospectus. The historical statement of operations data set forth below with respect to the years ended December 31, 1993, 1994 and 1995 and the nine months ended September 30, 1995 and 1996 and the historical balance sheet data as of September 30, 1996 are derived from the Company's audited Financial Statements and the Notes thereto included elsewhere in this Prospectus. The statement of operations data with respect to the years ended December 31, 1991 and 1992 have been derived from the Company's unaudited financial statements, which, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the unaudited periods.



    The summary pro forma as adjusted information set forth below reflects (i) the distribution by the Company to its shareholders of previously taxed and undistributed earnings calculated as of September 30, 1996, which amount is expected to increase based upon taxable earnings for the period from October 1, 1996 to the closing date of this Offering, (ii) the recording by the Company of additional deferred taxes as if the Company were treated as a C Corporation at September 30, 1996, (iii) the Woodholly Acquisition and (iv) the sale by the Company of 2,600,000 shares of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds." This information should be read in conjunction with the Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. This information should also be read in conjunction with the Company's and Woodholly's audited financial statements and "Certain Pro Forma Combined Financial Statements" set forth elsewhere in this Prospectus.


                                                                                                      NINE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                           SEPTEMBER 30,
                                 ------------------------------------------------------------------  --------------------
                                                      HISTORICAL                         PRO FORMA        HISTORICAL
                                 -----------------------------------------------------  AS ADJUSTED  --------------------
                                   1991       1992       1993     1994 (1)     1995        1995        1995       1996
                                 ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA
  Revenues.....................  $   6,597  $  11,546  $  17,044  $  14,468  $  18,538   $  25,661   $  13,208  $  18,182
  Cost of goods sold...........      3,297      7,710     10,595     10,042     11,256      15,776       7,924     11,080
                                 ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
  Gross profit.................      3,300      3,836      6,449      4,426      7,282       9,885       5,284      7,102
  Selling, general and
   administrative expense......      2,858      3,498      4,290      3,545      5,181       6,689       3,761      4,204
  Costs related to establishing
   a new facility..............         --         --         --        981         --          --          --         --
  Dispute settlement...........         --         --         --        458         --          --          --         --
                                 ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
  Operating income (loss)......        442        338      2,159       (558)     2,101       3,196       1,523      2,898
  Interest expense, net........         38        170        241        271        333         679         251        223
  Provision for income taxes...         17         --         29         --         26       1,033          19         45
                                 ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
  Net income (loss)............  $     387  $     168  $   1,889  $    (829) $   1,742   $   1,484   $   1,253  $   2,630
                                 ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
                                 ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
PRO FORMA STATEMENT OF
 OPERATIONS DATA (2)
Pro forma provision (benefit)
 for income taxes..............  $     162  $      67  $     767  $    (332) $     707               $     509  $   1,070
Pro forma net income (loss)....        242        101      1,151       (497)     1,061                     763      1,605
Pro forma net income per
 share.........................                                                   0.16                               0.24
Pro forma weighted average
 common shares outstanding.....                                                  6,695                              6,695
Supplemental pro forma net
 income per share (3)..........                                                   0.18                               0.25
Supplemental weighted average
 common shares outstanding.....                                                  7,053                              7,053
OTHER DATA
  EBITDA (4)...................  $     728  $   1,059  $   3,152  $   2,209  $   3,680   $   5,819   $   2,692  $   4,120
  Capital expenditures.........        765      1,672      1,379      2,071      1,137       2,905         722      1,043


                                  PRO FORMA
                                 AS ADJUSTED
                                    1996
                                 -----------

STATEMENT OF OPERATIONS DATA
  Revenues.....................   $  23,738
  Cost of goods sold...........      14,994
                                 -----------
  Gross profit.................       8,744
  Selling, general and
   administrative expense......       5,415
  Costs related to establishing
   a new facility..............          --
  Dispute settlement...........          --
                                 -----------
  Operating income (loss)......       3,329
  Interest expense, net........         463
  Provision for income taxes...       1,146
                                 -----------
  Net income (loss)............   $   1,720
                                 -----------
                                 -----------
PRO FORMA STATEMENT OF
 OPERATIONS DATA (2)
Pro forma provision (benefit)
 for income taxes..............
Pro forma net income (loss)....
Pro forma net income per
 share.........................
Pro forma weighted average
 common shares outstanding.....
Supplemental pro forma net
 income per share (3)..........
Supplemental weighted average
 common shares outstanding.....
OTHER DATA
  EBITDA (4)...................   $   5,458
  Capital expenditures.........       1,770

                                                                                                     AS OF
                                                                                               SEPTEMBER 30, 1996
                                                                                            ------------------------
                                                                                                          PRO FORMA
                                                                                            HISTORICAL   AS ADJUSTED
                                                                                            -----------  -----------
                                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA
  Cash and cash equivalents...............................................................   $     273    $  15,822
  Working capital.........................................................................       1,229       18,616
  Property and equipment, net.............................................................       3,820        7,082
  Total assets............................................................................      11,555       33,791
  Borrowings under revolving credit agreement.............................................       1,114           22
  Long-term debt, net of current portion..................................................       1,354        1,390
  Shareholders' equity....................................................................       4,385       26,813


------------------------

(1) The 1994 results of operations reflect (i) the disposition of the Company's telecine (film-to-videotape transfer) business during the first quarter of 1994, (ii) one-time start-up costs of $1.0 million related to establishing the Tulsa Control Center, which costs were in addition to capital expenditures of $0.9 million and (iii) one-time costs of $0.5 million in connection with a settlement of a dispute. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



(2) Prior to this Offering, the Company had been exempt from payment of federal income taxes and had paid certain state income taxes at a reduced rate as a result of its S Corporation election. Pro forma statement of operations data reflect the income tax expense that would have been recorded had the Company not been exempt from paying taxes under the S Corporation election. As a result of terminating the Company's S Corporation status prior to completion of this Offering, the Company will be required to record a one-time, non-cash charge against historical earnings for additional deferred taxes based upon the increase in the effective tax rate from the Company's S Corporation status (1.5%) to C Corporation status (40%). This charge will occur in the year ending December 31, 1996. If this charge were recorded at September 30, 1996, the amount would have been approximately $0.4 million. This amount may vary as of the closing date of this Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 2 and 3 of Notes to Financial Statements.



(3) Supplemental pro forma net income per share is calculated after giving effect to the number of shares of Common Stock whose net proceeds are to be used to retire certain outstanding debt upon completion of this Offering and the elimination of interest expense related to such debt.



(4) EBITDA is defined herein as earnings before interest, taxes, depreciation, amortization and non-recurring charges. EBITDA does not represent cash generated from operating activities in accordance with generally accepted accounting principles ("GAAP"), is not to be considered as an alternative to net income or any other GAAP measurements as a measure of operating performance and is not necessarily indicative of cash available to fund all cash needs. Management believes that EBITDA is a useful measure of cash flow available to the Company to pay interest, repay debt, make acquisitions or invest in new technologies.

                                  RISK FACTORS


    AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, IN CONNECTION WITH AN INVESTMENT IN THE SHARES OF COMMON STOCK. THIS PROSPECTUS MAY CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). DISCUSSIONS CONTAINING SUCH FORWARD-LOOKING STATEMENTS MAY BE FOUND IN THE MATERIAL SET FORTH UNDER "RISK FACTORS", "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS", AS WELL AS IN THE PROSPECTUS GENERALLY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT ANY SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES AND THAT ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING, WITHOUT LIMITATION, THE RISK FACTORS SET FORTH BELOW AND THE MATTERS SET FORTH IN THIS PROSPECTUS GENERALLY.



    COMPETITION. The broadcast videotape duplication and distribution industry is a highly competitive, service-oriented business. The Company has no long-term or exclusive service agreements with any of its customers. Business is acquired on a purchase order basis and is based primarily on customer satisfaction with reliability, timeliness, quality and price.



    The Company competes with a variety of duplication and distribution firms, some of which have a national presence, certain post-production companies and, to a lesser extent, the in-house duplication and distribution operations of major motion picture studios and ad agencies. Some of these firms, and all of the studios, have greater financial, distribution and marketing resources and have achieved a higher level of brand recognition than the Company. There is no assurance that the Company will be able to compete effectively against these competitors merely on the basis of reliability, timeliness, quality and price or otherwise.


    The Company may face competition from companies in related markets which could offer similar or superior services to those offered by the Company. For example, telecommunications providers could enter the market as competitors with materially lower electronic delivery transportation costs. The Company believes that an increasingly competitive environment could lead to a loss of market share or price reductions, which could have a material adverse effect on the Company's financial condition and prospects. See "Business -- Competition."


    CUSTOMER AND INDUSTRY CONCENTRATION. Although the Company serviced over 1,200 customers during the nine months ended September 30, 1996, seven motion picture studios and advertising agencies accounted for approximately 50.5%, including the Columbia/Tri Star Motion Picture Companies, which accounted for approximately 10.5%, of the Company's revenues in such period. If one or more of these companies were to stop using the Company's services, the business of the Company could be adversely affected. Because the Company derives substantially all of its revenues from clients in the entertainment and advertising industries, the financial condition and prospects of the Company could also be adversely affected by an adverse change in conditions which impact those industries.



    DEPENDENCE ON TECHNOLOGICAL DEVELOPMENTS. Although the Company intends to utilize the most efficient and cost-effective technologies available for the delivery of video content, including digital satellite and Internet transmission, as they develop, there is no assurance that the Company will be able to adapt to such standards in a timely fashion, or at all. The Company believes that its future growth will depend, in part, on its ability to add these services and to add customers in a timely and cost-effective manner. There is no assurance that the Company will be successful in offering such services to existing customers or in obtaining new customers for these services. The Company intends to rely on third party vendors for the development of these technologies and there is no assurance that such vendors will be able to develop such technologies in a manner that meets the needs of the Company and its customers. Any material interruption in the supply of such services could have a material adverse effect on the Company's financial condition and prospects. The Company's ability to successfully expand its electronic video delivery services also depends on its ability to maintain satellite delivery capability and to obtain cost-effective point to multi-point fiber optic distribution.

    EXPANSION STRATEGY. The Company's growth strategy involves a continuing commitment to both internal development and expansion through acquisitions. Other than the Woodholly Acquisition, the Company currently has no agreement or commitment to acquire any company or business. See "Business -- Woodholly Acquisition." There is no assurance that Woodholly as a division of the Company will attain the same earnings as it has historically or that the integration of Woodholly's management and other personnel into the Company will be successful. Finally, insofar as Woodholly's earnings have declined over the past three years, there is no assurance that the Woodholly Acquisition will contribute significant revenues or profits to the Company. There is no assurance that the Woodholly Acquisition or any other acquisition will be successful. There is no assurance that the Company will be able to continue to grow, or to identify and reach mutually agreeable terms to purchase acquisition targets, or that the Company will be able to profitably manage additional businesses or successfully integrate such additional businesses into the Company without substantial costs, delays or other problems. Acquisitions may involve a number of special risks including: adverse effects on the Company's reported operating results; diversion of management's attention; unanticipated problems or legal liabilities; and amortization of acquired intangible assets. In addition, the Company may require additional funding to finance its future acquisitions. There is no assurance that the Company will be able to secure acquisition financing on acceptable terms or at all. The Company may use working capital (including the proceeds of this Offering), or equity, or raise financing through other equity offerings or the incurrence of debt, in connection with the funding of any acquisition. Some or all of these risks could have a material adverse effect on the Company's financial condition and prospects or could result in dilution to the Company's shareholders. In addition, to the extent that consolidation becomes more prevalent in the industry, the prices for attractive acquisition candidates could increase substantially. There is no assurance that the Company will be able to effect any such transactions or that any such transactions, if consummated, will prove to be profitable. See "Business -- Strategy."



    DEPENDENCE ON KEY PERSONNEL. The Company is dependent on the efforts and abilities of certain of its senior management, particularly those of R. Luke Stefanko, Chairman of the Board of Directors and Chief Executive Officer. In addition, the operations of Woodholly are dependent on the efforts and abilities of Yvonne Parker, Rodger Parker, Jim Watt and Kim Watt, the current partners of Woodholly. The loss or interruption of the services of key members of management could have a material adverse effect on the Company's financial condition and prospects if a suitable replacement is not promptly obtained. The Company has obtained a $5.0 million "key man" life insurance policy on Mr. Stefanko. Although the Company has employment agreements with Mr. Stefanko and certain of the Company's other key executives (including the Woodholly partners), there is no assurance that such executives will remain with the Company during or after the term of their employment agreement. In addition, the Company's success depends to a significant degree upon the continuing contributions of, and on its ability to attract and retain, qualified management, sales, operations, marketing and technical personnel. The competition for qualified personnel is intense and the loss of any of such persons, as well as the failure to recruit additional key personnel in a timely manner, could have a material adverse effect on the Company's financial condition and prospects. There is no assurance that the Company will be able to continue to attract and retain qualified management and other personnel for the development of its business. See "Management."



    ABILITY TO MAINTAIN AND IMPROVE SERVICE QUALITY. The Company's business is dependent on its ability to meet the current and future demands of its customers, which include reliability, timeliness, quality and price. Any failure to do so, whether or not caused by factors within the control of the Company, could result in losses to such clients. Although the Company disclaims any liability for such losses, there is no assurance that claims would not be asserted or that dissatisfied customers would refuse to make further deliveries through the Company in the event of a significant occurrence of lost deliveries, either of which could have a material adverse effect on the Company's financial condition and prospects. Although the Company maintains insurance against business interruption, there is no assurance that such insurance will be adequate to protect the Company from significant loss in these circumstances or that a major catastrophe (such as an earthquake or other natural disaster) would not result in a prolonged interruption of the Company's business. In addition, the Company's ability to make deliveries within the time periods requested by customers depends on a number of factors, some of which are outside of its control, including equipment failure, work stoppages by package delivery vendors or interruption in services by fiber optic or satellite service providers.


    MANAGEMENT OF GROWTH. Since its inception, the Company has experienced rapid growth that has resulted in new and increased responsibilities for management personnel and has placed and continues to place increased demands on the Company's management, operational and financial systems and resources. To accommodate this growth, compete effectively and manage future growth, the Company will be required to continue to implement and improve its operational, financial and management information systems, and to expand, train, motivate and manage its work force. There is no assurance that the Company's personnel, systems, procedures and controls will be adequate to support the Company's future operations. Any failure to do so could have a material adverse effect on the Company's financial condition and prospects. See "Management."



    The geographic expansion of the Company's customer base has resulted in increased demand for the Company's services in certain regions where it currently does not have duplication and distribution facilities. To meet this demand, the Company has had to subcontract an increasing amount of tape duplication and production work. This subcontracting has led to increased expenses and a decrease in gross margins from 40% for the nine month period ended September 30, 1995 compared to 39% in the comparable period in 1996. As Broadcast One grows, there could be a further decrease in the Company's gross margins to the extent the Company is required to increase the amount of work it subcontracts. The Company intends to acquire complementary businesses in these markets in order to decrease the amount of work it subcontracts. However, the Company has not entered into any formal negotiations or definitive agreements for this purpose. Furthermore, there is no assurance that the Company will be able to effect such transactions or that any such transactions will prove to be profitable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



    BROAD DISCRETION AS TO USE OF PROCEEDS. The Company intends to use the net proceeds from the sale of the Common Stock offered hereby to repay approximately $7.2 million of indebtedness (including acquisition indebtedness), to pay an S Corp distribution to the Company's current shareholders and for general corporate purposes, including the acquisition of businesses complementary to the Company's operations and for capital expenditures. Other than with respect to the Woodholly Acquisition, the Company does not have any agreement or commitment to acquire any particular business nor has it identified particular capital expenditure projects. The Company's management will therefore have broad discretion with respect to the use of a portion of the proceeds of this Offering and there is no assurance that the Company will be able to consummate acquisitions or identify and arrange projects that meet the Company's requirements. See "-- Expansion Strategy" and "Use of Proceeds."



    FLUCTUATING RESULTS; SEASONALITY. The Company's operating results have in the past and may in the future vary depending on factors such as the volume of advertising in response to seasonal buying patterns, the timing of new product and service introductions, increased competition, general economic factors, and other factors. As a result, the Company believes that period to period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as an indication of future performance. For example, the Company's operating results have historically been significantly influenced by the volume of business from the motion picture industry, which is an industry that is subject to seasonal and cyclical downturns. In any period, the Company's revenues and delivery costs are subject to variation based on changes in the volume and mix of deliveries performed during the period. It is possible that in some future quarter the Company's operating results will be below the expectations of equity research analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected. Fluctuations in sales due to seasonality may become more pronounced if the growth rate of the Company's sales slows. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



    CONTROL BY PRINCIPAL SHAREHOLDER; POTENTIAL ISSUANCE OF PREFERRED STOCK; ANTI-TAKEOVER PROVISIONS. Upon completion of this Offering, R. Luke Stefanko will beneficially own approximately 60.4% of the outstanding Common Stock. By virtue of this stock ownership, Mr. Stefanko will be able to determine the outcome of substantially all matters required to be submitted to a vote of shareholders, including (i) the election of the board of directors, (ii) amendments to the Company's Restated Articles of Incorporation and (iii) approval of mergers and other significant corporate transactions. The foregoing may have the effect of discouraging, delaying or preventing certain types of transactions involving an actual or potential change of control of the Company, including transactions in which the holders of Common Stock might otherwise receive a premium for their shares over current market prices. See "Principal and Selling Shareholders" and "Description of Capital Stock." In addition, the Company's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions thereof, including voting rights, without any further vote or action by the Company's shareholders. Although the Company has no current plans to issue any shares of Preferred Stock, the rights of the holders of Common Stock would be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. Issuance of Preferred Stock could have the effect of discouraging, delaying or preventing a change in control of the Company. Furthermore, certain provisions of the Company's Restated Articles of Incorporation and By-laws and of California law also could have the effect of discouraging, delaying or preventing a change in control of the Company. See "Management," "Principal and Selling Shareholders" and "Description of Capital Stock."


    NO PRIOR MARKET FOR COMMON STOCK; DETERMINATION OF OFFERING PRICE; PRICE VOLATILITY. Prior to this Offering there has been no public market for the Common Stock and there can be no assurance that an active trading market will develop or be sustained after this Offering. The initial public offering price of the Common Stock offered hereby will be determined through negotiations among the Company, the Selling Shareholder and the representatives of the Underwriters (the "Representatives") and may not be indicative of future market prices. There can be no assurance that the market price of the Common Stock will not decline below the initial public offering price. The trading price of the Company's Common Stock may be subject to wide fluctuations in response to a number of factors, including variations in operating results, changes in earnings estimates by equity research analysts, announcements of extraordinary events such as litigation or acquisitions, announcements of technological innovations or new products or services by the Company or its competitors, as well as general trends in the Company's industry and general economic, political and market conditions. See "Underwriting."



    SHARES ELIGIBLE FOR FUTURE SALE. Upon completion of the Offering, the Company will have a total of 9,260,000 shares of Common Stock outstanding (9,680,000 if the Underwriters' over-allotment option is exercised in full). The 2,800,000 shares of Common Stock offered hereby (3,220,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or registration under the Securities Act, by persons other than "affiliates" (as defined under the Securities Act) of the Company. The remaining 6,460,000 shares of Common Stock are "restricted securities," as that term is defined under Rule 144 ("Rule 144") promulgated under the Securities Act, and must be sold pursuant to Rule 144 or another exemption from registration under the Securities Act. Without consideration of the lock-up provisions referred to below, all of the restricted shares will become eligible for sale 90 days after the Offering, subject to compliance with volume and other limitations imposed by Rule 144.



    The Company, its directors and officers, its stockholders (including the Selling Shareholder), who hold in the aggregate 6,460,000 restricted shares of Common Stock (6,460,000 restricted shares if the Underwriters' over-allotment option is exercised in full) and holders of options to purchase 300,000 shares of Common Stock, have agreed, subject to certain exceptions, that they will not, directly or indirectly, publicly offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise dispose or transfer (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other disposition or transfer) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, for a period of 180 days from the date of this Prospectus. See "Shares Eligible for Future Sale" and "Underwriting."

    The Company intends to file a registration statement under the Securities Act covering approximately 900,000 shares of Common Stock reserved for issuance under the 1996 Plan. That registration statement is expected to be filed within 90 days after the date hereof and will automatically become effective upon filing. Upon consummation of this Offering, the Company intends to grant options to purchase an aggregate of 300,000 shares of Common Stock under the 1996 Plan, each at an exercise price per share equal to the initial public offering price. See "Management -- 1996 Stock Incentive Plan."



    IMMEDIATE AND SUBSTANTIAL DILUTION. Assuming an initial public offering price of $11.00 per share, investors participating in this offering will incur immediate and substantial dilution in pro forma net tangible book value per share of Common Stock of approximately $8.37. See "Dilution."

                                  THE COMPANY


    The Company provides broadcast quality video duplication, distribution and related value-added services including distribution of national television spot advertising, trailers and electronic press kits. The primary users of videotape duplication and distribution services are advertising agencies and motion picture companies who generally outsource such services. The Company serviced over 1,200 customers in the nine months ended September 30, 1996, including the Columbia/Tri Star Motion Picture Companies, Metro-Goldwyn-Mayer Film Group, Fox Filmed Entertainment, MCA Motion Picture Group, The Walt Disney Motion Picture Group, Paramount Pictures Corporation and Warner Bros. Services provided to this group of clients constituted approximately 50.5% of the Company's revenues for the nine months ended September 30, 1996. The Company has realized significant growth in revenues, operating income and net income over the past five years, with compound annual growth rates of 29.5%, 47.7% and 45.7%, respectively.



    The Company's services include (i) the physical and electronic delivery of broadcast quality advertising, including spots, trailers, electronic press kits and infomercials, and syndicated television programming to more than 945 television stations, cable companies and other end-users nationwide and (ii) a broad range of video services including the duplication of video in all formats, element storage, standards conversion, closed captioning and transcription services, and video encoding for air play verification purposes. The value-added services provided by the Company further strengthen customer relationships and create opportunities for increased duplication and distribution business.



    The primary method of distribution by the Company, and by others in the industry, continues to be the physical delivery of videotape to end-users. In 1994, to enhance its competitive position, the Company created Broadcast One, a national distribution network which employs fiber optic and satellite technologies in combination with physical distribution methods to deliver broadcast quality material throughout the United States. The Company's use of fiber optic and satellite technologies provides rapid and reliable electronic transmission of video spots and other content with a high level of quality, accountability and flexibility to both advertisers and broadcasters. Through the Tulsa Control Center, Broadcast One has enabled the Company to expand its presence in the national advertising market, allowing for greater diversification of its customer base. The Company currently derives a small percentage of its revenues from electronic deliveries and anticipates that this percentage will increase as such technologies become more widely accepted. The Company intends to add new methods of distribution as technologies become both standardized and cost-effective.



    The Company derives revenues primarily from major and independent motion picture and television studios, cable television program suppliers, advertising agencies and, on a more limited basis, national television networks, local television stations, television program syndicators, corporations and educational institutions. The Company receives orders with specific routing and timing instructions provided by the customer. These orders are then entered into the Company's computer system and scheduled for electronic or physical delivery via the Company's Hollywood facility or the Tulsa Control Center. When a video spot is received, the Company's quality control personnel inspect the video to ensure that it meets customer specifications and then initiate the sequence to distribute the video to the designated television stations either electronically, over fiber optic lines and/or satellite, or via the most suitable package carrier. The Company believes that fiber optic delivery is superior to satellite delivery due to its transmission quality. To the extent such technologies become standardized and cost-effective, the Company plans to add digital satellite and Internet transmission capabilities in the future.


    The Company was incorporated in California in 1990. The Company's executive offices are located at 6920 Sunset Boulevard, Hollywood, California 90028, and its telephone number is (213) 957-5500.

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of shares of Common Stock offered hereby are estimated to be $25.8 million (assuming an initial public offering price of $11.00 per share), after deduction of the underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholder. Approximately $7.2 million of the estimated net proceeds will be used to repay certain indebtedness including (i) $4.0 million incurred to finance the Woodholly Acquisition, (ii) $2.0 million of debt outstanding under the Company's term loan incurred primarily to acquire capital equipment, (iii) $1.1 million outstanding under the Company's revolving credit agreement and (iv) $0.1 million of outstanding capital lease obligations. The promissory notes executed to finance the Woodholly Acquisition bear interest at 8.0% per annum and is payable in February 1997. The amounts outstanding under the term loan bear interest at the London Interbank Offering Rate plus 2.1% and are payable in monthly installments through July 2000. Approximately $3.0 million of the estimated net proceeds will be distributed (the "S Corp distribution") to the Company's current shareholders in respect of previously taxed and undistributed earnings of the Company as of September 30, 1996. This amount is expected to increase based upon the Company's taxable earnings for the period from October 1, 1996 to the closing date of this Offering. Purchasers of Common Stock in this Offering will not participate in the S Corp distribution. The Company intends to use the remainder of the net proceeds for general corporate purposes, including the potential acquisition of businesses complementary to the Company's operations, and for capital expenditures. Other than with respect to the Woodholly Acquisition, the Company currently has no commitments or agreements to acquire any particular business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Pending such uses, the Company intends to invest the net proceeds in short-term investment grade, interest-bearing securities and certificates of deposit.


                                DIVIDEND POLICY


    The Company currently intends to retain any earnings for use in its business and does not anticipate declaring or paying cash dividends on its Common Stock in the foreseeable future other than the S Corp distribution described above.

                                 CAPITALIZATION


    The following table sets forth the capitalization of the Company as of September 30, 1996 (i) on an actual basis and (ii) on a pro forma basis reflecting (a) the distribution by the Company to its shareholders of previously taxed and undistributed earnings calculated as of September 30, 1996, which amount is expected to increase based upon taxable earnings for the period from October 1, 1996 to the closing date of this Offering (b) the recording by the Company of additional deferred taxes as if the Company were treated as a C Corporation at September 30, 1996, (c) the Woodholly Acquisition and (d) the sale by the Company of 2,600,000 shares of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds." This information should be read in conjunction with the Financial Statements and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.



                                                                                           AS OF
                                                                                     SEPTEMBER 30, 1996
                                                                                   ----------------------
                                                                                               PRO FORMA
                                                                                    ACTUAL    AS ADJUSTED
                                                                                   ---------  -----------
                                                                                       (IN THOUSANDS)

Revolving credit agreement.......................................................  $   1,114   $      22
Long-term debt, including current portion........................................      2,159       2,157

Shareholders' equity (1):
  Preferred Stock, no par value, 5,000,000 shares
   authorized, no shares issued..................................................         --          --
  Common Stock, no par value, 50,000,000 shares
   authorized, 6,660,000 shares issued and outstanding and 9,260,000 shares
   issued as adjusted............................................................      1,015      26,813
  Retained earnings..............................................................      3,370          --
                                                                                   ---------  -----------
  Total shareholders' equity.....................................................      4,385      26,813
                                                                                   ---------  -----------
    Total capitalization.........................................................  $   7,658   $  28,992
                                                                                   ---------  -----------
                                                                                   ---------  -----------


------------------------

(1) Excludes 900,000 shares of Common Stock reserved for issuance under the 1996 Plan. Upon consummation of this Offering the Company intends to grant options to purchase an aggregate of 300,000 shares of Common Stock under the 1996 Plan, each at an exercise price per share equal to the initial public offering price of the Common Stock. See "Management -- 1996 Stock Incentive Plan."

                                    DILUTION


    Purchasers of Common Stock offered hereby will experience an immediate and substantial dilution in the net tangible book value of the Common Stock from the initial public offering price. The Company's pro forma net tangible book value (deficit) as of September 30, 1996 prior to this Offering was $(1.4) million or approximately $(0.21) per share of Common Stock. Pro forma net tangible book value per share represents the amount of the Company's tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding, after giving effect to (i) the distribution by the Company to its shareholders of previously taxed and undistributed earnings calculated as of September 30, 1996, which amount is expected to increase based upon taxable earnings for the period from October 1, 1996 to the closing date of this Offering, (ii) the
Woodholly Acquisition and (iii) the recording by the Company of additional deferred taxes as if the Company were treated as a C Corporation at September 30, 1996. After giving effect to the sale by the Company of 2,600,000 of the shares of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share (after deducting underwriting discounts and commissions and the estimated offering expenses to be paid by the Company and giving effect to the shareholder transaction described above), the pro forma net tangible book value of the Company as of September 30, 1996 would have been $24.4 million or approximately $2.63 per share. This represents an immediate increase of $2.84 per share to the existing shareholders and an immediate dilution of $8.37 per share to new investors. The following table illustrates this per share dilution:



Assumed initial public offering price................................             $   11.00
  Pro forma net tangible deficit at September 30, 1996...............  $    (.21)
  Increase per share attributable to new investors...................       2.84
                                                                       ---------
Pro forma net tangible book value per share after the Offering.......                  2.63
                                                                                  ---------
Dilution per share to new investors..................................             $    8.37
                                                                                  ---------
                                                                                  ---------



    The following table summarizes, on a pro forma basis as of September 30, 1996 (after giving effect to the distribution to the Company's current shareholders prior to the Offering of previously taxed and undistributed earnings, calculated as of September 30, 1996), the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing shareholders and by the investors purchasing shares of Common Stock offered hereby.



                                                    SHARES                     TOTAL
                                                   PURCHASED               CONSIDERATION
                                            -----------------------  --------------------------
                                              NUMBER      PERCENT       AMOUNT        PERCENT    AVERAGE PRICE
                                            ----------  -----------  -------------  -----------    PER SHARE
                                                                                                 -------------
Existing shareholders.....................   6,660,000          72%  $   1,015,000           3%    $    0.15
New investors.............................   2,600,000          28      28,600,000          97         11.00
                                            ----------         ---   -------------         ---
    Total.................................   9,260,000         100%  $  29,615,000         100%
                                            ----------         ---   -------------         ---
                                            ----------         ---   -------------         ---



    The foregoing computations exclude 900,000 shares of Common Stock reserved for issuance under the 1996 Plan. Upon consummation of this Offering, the Company intends to grant options to purchase an aggregate of 300,000 shares of Common Stock under the 1996 Plan, each at an exercise price per share equal to the initial public offering price. See "Management -- 1996 Stock Incentive Plan."

                       SELECTED FINANCIAL AND OTHER DATA



    The selected financial and other data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto included elsewhere in this Prospectus. The historical statement of operations data set forth below with respect to the years ended December 31, 1993, 1994 and 1995 and the nine months ended September 30, 1995 and 1996, and the historical balance sheet data as of December 31, 1994 and 1995, and September 30, 1996 are derived from the Company's audited Financial Statements and the Notes thereto included elsewhere in this Prospectus. The statement of operations data with respect to the years ended December 31, 1991 and 1992, and the balance sheet data as of December 31, 1991, 1992 and 1993 have been derived from the Company's unaudited financial statements, which, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the unaudited periods.



    The summary pro forma as adjusted information set forth below reflects (i) the distribution by the Company to its shareholders of previously taxed and undistributed earnings calculated as of September 30, 1996, which amount is expected to increase based upon taxable earnings for the period from October 1, 1996 to the closing date of this Offering, (ii) the recording by the Company of additional deferred taxes as if the Company were treated as a C Corporation at September 30, 1996, (iii) the Woodholly Acquisition and (iv) the sale by the Company of 2,600,000 shares of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds." This information should be read in conjunction with the Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. This information should also be read in conjunction with the Company's and Woodholly's audited financial statements and "Certain Pro Forma Combined Financial Statements" set forth elsewhere in this Prospectus.


                                                                                                                NINE MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,                           SEPTEMBER 30,
                                           ------------------------------------------------------------------  --------------------
                                                                HISTORICAL                         PRO FORMA        HISTORICAL
                                           -----------------------------------------------------  AS ADJUSTED  --------------------
                                             1991       1992       1993     1994 (1)     1995        1995        1995       1996
                                           ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA
  Revenues...............................  $   6,597  $  11,546  $  17,044  $  14,468  $  18,538   $  25,661   $  13,208  $  18,182
  Cost of goods sold.....................      3,297      7,710     10,595     10,042     11,256      15,776       7,924     11,080
                                           ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
  Gross profit...........................      3,300      3,836      6,449      4,426      7,282       9,885       5,284      7,102
  Selling, general and administrative
   expense...............................      2,858      3,498      4,290      3,545      5,181       6,689       3,761      4,204
  Costs related to establishing a new
   facility..............................         --         --         --        981         --          --          --         --
  Dispute settlement.....................         --         --         --        458         --          --          --         --
                                           ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
  Operating income (loss)................        442        338      2,159       (558)     2,101       3,196       1,523      2,898
  Interest expense, net..................         38        170        241        271        333         679         251        223
  Provision for income tax...............         17         --         29         --         26       1,033          19         45
                                           ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
  Net income (loss)......................  $     387  $     168  $   1,889  $    (829) $   1,742   $   1,484   $   1,253  $   2,630
                                           ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
                                           ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------

PRO FORMA STATEMENT OF OPERATIONS DATA(2)
  Pro forma provision (benefit) for
   income taxes..........................  $     162  $      67  $     767  $    (332) $     707               $     509  $   1,070
  Pro forma net income (loss)............        242        101      1,151       (497)     1,061                     763      1,605
  Pro forma net income per share.........                                                   0.16                               0.24
  Pro forma weighted average common
   shares outstanding....................                                                  6,695                              6,695
  Supplemental pro forma net income per
   share (3).............................                                                   0.18                               0.25
  Supplemental weighted average common
   shares outstanding....................                                                  7,053                              7,053

OTHER DATA
  EBITDA (4).............................  $     728  $   1,059  $   3,152  $   2,209  $   3,680   $   5,819   $   2,692  $   4,120
  Capital expenditures...................        765      1,672      1,379      2,071      1,137       2,905         722      1,043


                                            PRO FORMA
                                           AS ADJUSTED
                                              1996
                                           -----------

STATEMENT OF OPERATIONS DATA
  Revenues...............................   $  23,738
  Cost of goods sold.....................      14,994
                                           -----------
  Gross profit...........................       8,744
  Selling, general and administrative
   expense...............................       5,415
  Costs related to establishing a new
   facility..............................          --
  Dispute settlement.....................          --
                                           -----------
  Operating income (loss)................       3,329
  Interest expense, net..................         463
  Provision for income tax...............       1,146
                                           -----------
  Net income (loss)......................   $   1,720
                                           -----------
                                           -----------
PRO FORMA STATEMENT OF OPERATIONS DATA(2)
  Pro forma provision (benefit) for
   income taxes..........................
  Pro forma net income (loss)............
  Pro forma net income per share.........
  Pro forma weighted average common
   shares outstanding....................
  Supplemental pro forma net income per
   share (3).............................
  Supplemental weighted average common
   shares outstanding....................
OTHER DATA
  EBITDA (4).............................   $   5,458
  Capital expenditures...................       1,770

                                                                      AS OF
                                                                  DECEMBER 31,
                                              -----------------------------------------------------           AS OF
                                                                                                        SEPTEMBER 30, 1996
                                                                   HISTORICAL                        ------------------------
                                              -----------------------------------------------------                PRO FORMA
                                                1991       1992       1993       1994       1995     HISTORICAL   AS ADJUSTED
                                              ---------  ---------  ---------  ---------  ---------  -----------  -----------
                                                                              (IN THOUSANDS)
BALANCE SHEET DATA
  Cash and cash equivalents.................  $      35  $      44  $      33  $      60  $     415   $     273    $  15,822
  Working capital (deficit).................        122       (646)       392     (1,329)     1,079       1,229       18,616
  Property and equipment, net...............      1,544      3,271      3,670      4,402      3,992       3,820        7,082
  Total assets..............................      3,179      5,806      7,253      8,189      9,340      11,555       33,791
  Borrowings under revolving credit
   agreement................................        350        775        525      1,644        100       1,114           22
  Long-term debt, net of current portion....        652      1,552      1,388      1,457      2,150       1,354        1,390
  Shareholders' equity......................      1,085      1,253      2,803      1,706      3,019       4,385       26,813


------------------------

(1) The 1994 results of operations reflect (i) the disposition of the Company's telecine (film-to-videotape transfer) business during the first quarter of 1994, (ii) one-time start-up costs of $1.0 million related to establishing the Tulsa Control Center, which costs were in addition to capital expenditures of $0.9 million and (iii) one-time costs of $0.5 million in connection with a settlement of a dispute. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



(2) Prior to this Offering, the Company had been exempt from payment of federal income taxes and had paid certain state income taxes at a reduced rate as a result of its S Corporation election. Pro forma statement of operations data reflect the income tax expense that would have been recorded had the Company not been exempt from paying taxes under the S Corporation election. As a result of terminating the Company's S Corporation status prior to completion of this Offering, the Company will be required to record a one-time, non-cash charge against historical earnings for additional deferred taxes based upon the increase in the effective tax rate from the Company's S Corporation status (1.5%) to C Corporation status (40%). This charge will occur in the year ending December 31, 1996. If this charge were recorded at September 30, 1996, the amount would have been approximately $0.4 million. This amount may vary as of the closing date of this Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 2 and 3 of Notes to Financial Statements.



(3) Supplemental pro forma net income per share is calculated after giving effect to the number of shares of Common Stock whose net proceeds are to be used to retire certain outstanding debt upon completion of this Offering and the elimination of interest expense related to such debt.



(4) EBITDA is defined herein as earnings before interest, taxes, depreciation, amortization and non-recurring charges. EBITDA does not represent cash generated from operating activities in accordance with GAAP, and is not to be considered as an alternative to net income or any other GAAP measurements as a measure of operating performance and is not necessarily indicative of cash available to fund all cash needs. Management believes that EBITDA is a useful measure of cash flow available to the Company to pay interest, repay debt, make acquisitions or invest in new technologies.

                CERTAIN PRO FORMA COMBINED FINANCIAL STATEMENTS



    On December 28, 1996, the Company entered into an agreement to acquire substantially all of the assets and assume certain liabilities of Woodholly. The following unaudited pro forma financial statements give effect to the Woodholly Acquisition. The unaudited pro forma combined balance sheet presents the combined financial position of the Company and Woodholly at September 30, 1996 as if the Company had acquired Woodholly on September 30, 1996. Such pro forma information is based upon the historical balance sheet data of the Company and Woodholly on that date. The unaudited pro forma combined statements of operations for the nine months ended September 30, 1996 and the year ended December 31, 1995 give effect to the Woodholly Acquisition as if the Company had acquired Woodholly on January 1, 1995.



    The unaudited pro forma combined statements of operations are not necessarily indicative of the operating results that would have been achieved had the transaction been in effect as of the beginning of the periods presented and should not be construed as representative of future operations.



    The unaudited pro forma combined financial statements reflect the Company's allocation of the initial consideration of $4.0 million to the assets and liabilities of Woodholly based upon the Company's current estimates of the fair values of the assets acquired and liabilities assumed. The excess of the initial consideration over the fair value of the assets acquired and liabilities assumed of approximately $1.8 million was allocated to goodwill. The final allocation of the purchase price may vary as additional information is obtained, and accordingly, the ultimate allocation may differ from that used in the unaudited pro forma combined financial statements.



    The historical financial statements of the Company and Woodholly are included elsewhere in this Prospectus and the unaudited pro forma combined financial statements presented herein should be should be read in conjunction with those financial statements and related notes.

PRO FORMA COMBINED BALANCE SHEET



    The following unaudited pro forma combined balance sheet presents the combined financial position of the Company and Woodholly as of September 30, 1996. Such unaudited pro forma information is based on the combined historical balance sheets of the Company and Woodholly as of September 30, 1996, giving effect to (i) the Woodholly Acquisition accounted for under the purchase method of accounting and (ii) the pro forma adjustments described in the accompanying Notes to Pro Forma Combined Financial Statements.



                                                                 AS OF SEPTEMBER 30, 1996
                                                   ----------------------------------------------------
                                                          HISTORICAL                 PRO FORMA
                                                   ------------------------  --------------------------
                                                       VDI       WOODHOLLY    ADJUSTMENTS    COMBINED
                                                   -----------  -----------  -------------  -----------
                                                                (UNAUDITED)         (UNAUDITED)
                                                                      (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents......................   $     273           --   $    (273)(A)          --
  Accounts receivable, net.......................       5,200    $   1,665         (87)(B)   $   6,778
  Other receivables..............................       1,421           --          --           1,421
  Inventories....................................         124           --          --             124
  Prepaid expenses...............................          27           32          --              59
                                                   -----------  -----------  -------------  -----------
      Total current assets.......................       7,045        1,697        (360)          8,382
Property and equipment, net......................       3,820        3,262          --           7,082
Intangible and other assets......................         690           --       1,815(A)        2,505
                                                   -----------  -----------  -------------  -----------
      Total assets...............................   $  11,555    $   4,959   $   1,455       $  17,969
                                                   -----------  -----------  -------------  -----------
                                                   -----------  -----------  -------------  -----------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Cash overdraft.................................          --    $     166          --       $     166
  Notes payable..................................   $     777           --          --             777
  Accounts payable...............................       2,670          429   $     (87)(B)       3,012
  Other accrued liabilities......................       1,227           --          --           1,227
  Current portion of capitalized lease
   obligations...................................          28          767          --             795
  Revolving credit agreement.....................       1,114           22          --           1,136
  Deferred income taxes..........................          --           --         394(C)          394
                                                   -----------  -----------  -------------  -----------
      Total current liabilities..................       5,816        1,384        (307)          7,507
                                                   -----------  -----------  -------------  -----------
Capitalized lease obligations, less current
 portion.........................................          83        1,390          --           1,473
                                                   -----------  -----------                 -----------
Long-term portion of notes payable...............       1,271           --          --           1,271
                                                   -----------                              -----------
Shareholders' equity:
  Partners' capital..............................          --        2,185      (2,185)(A)          --
  Common stock...................................       1,015           --       3,727(A)        4,742
  Retained earnings..............................       3,370           --        (394)(C)       2,976
                                                   -----------  -----------  -------------  -----------
      Total shareholders' equity.................       4,385        2,185       1,148           7,718
                                                   -----------  -----------  -------------  -----------
      Total liabilities and shareholders'
       equity....................................   $  11,555    $   4,959   $   1,455       $  17,969
                                                   -----------  -----------  -------------  -----------
                                                   -----------  -----------  -------------  -----------



       See accompanying Notes to Pro Forma Combined Financial Statements.

PRO FORMA COMBINED STATEMENT OF OPERATIONS



    The following unaudited pro forma combined statement of operations presents the combined results of operations of the Company and Woodholly for the year ended December 31, 1995 by combining the historical statements of operations of the Company and Woodholly for the period, giving effect to (i) the Woodholly Acquisition as of January 1, 1995, accounted for under the purchase method of accounting and (ii) the pro forma adjustments described in the accompanying Notes to Pro Forma Combined Financial Statements.



                                                                YEAR ENDED DECEMBER 31, 1995
                                                    ----------------------------------------------------
                                                           HISTORICAL                 PRO FORMA
                                                    ------------------------  --------------------------
                                                        VDI       WOODHOLLY    ADJUSTMENTS    COMBINED
                                                    -----------  -----------  -------------  -----------
                                                                 (UNAUDITED)         (UNAUDITED)
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues..........................................   $  18,538    $   7,411   $    (288)(D)   $  25,661
Cost of goods sold................................      11,256        4,808        (288)(D)      15,776
                                                    -----------  -----------      -----      -----------
  Gross profit....................................       7,282        2,603          --           9,885
Selling, general and administrative expenses......       5,181        1,375         133(E)        6,689
                                                    -----------  -----------      -----      -----------
Income from operations............................       2,101        1,228        (133)          3,196
Interest expense, net.............................         375          355          --             730
Other income......................................          42            9          --              51
                                                    -----------  -----------      -----      -----------
Income before income taxes........................       1,768          882        (133)          2,517
Pro forma provision for income taxes..............         707           --         300(F)        1,007
                                                    -----------  -----------      -----      -----------
Pro forma net income..............................   $   1,061    $     882   $    (433)      $   1,510
                                                    -----------  -----------      -----      -----------
                                                    -----------  -----------      -----      -----------

Pro forma earnings per share......................   $    0.16                                $    0.21
                                                    -----------                              -----------
                                                    -----------                              -----------
Pro forma weighted average number of shares.......       6,692                      376(G)        7,068
                                                    -----------                   -----      -----------
                                                    -----------                   -----      -----------



       See accompanying Notes to Pro Forma Combined Financial Statements.

PRO FORMA COMBINED STATEMENTS OF OPERATIONS



    The following unaudited pro forma combined statements of operations presents the combined results of operations of the Company and Woodholly for nine months ended September 30, 1996 by combining the historical statements of operations of the Company and Woodholly for the period, giving effect to (i) the Woodholly Acquisition as of January 1, 1995, accounted for under the purchase method of accounting and (ii) the pro forma adjustments described in the accompanying Notes to Pro Forma Combined Financial Statements.



                                                        NINE MONTHS ENDED SEPTEMBER 30, 1996
                                                 ---------------------------------------------------
                                                        HISTORICAL                 PRO FORMA
                                                 ------------------------  -------------------------
                                                     VDI       WOODHOLLY   ADJUSTMENTS    COMBINED
                                                 -----------  -----------  ------------  -----------
                                                              (UNAUDITED)         (UNAUDITED)
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues.......................................   $  18,182    $   5,829   $    (273)(D)  $  23,738
Cost of goods sold.............................      11,080        4,187        (273)(D)     14,994
                                                 -----------  -----------  ------------  -----------
      Gross profit.............................       7,102        1,642          --          8,744
Selling, general and administrative expenses...       4,204        1,144          67(E)       5,415
                                                 -----------  -----------  ------------  -----------
Income from operations.........................       2,898          498         (67)         3,329
Interest expense, net..........................         236          261          --            497
Other income, net..............................          13           21          --             34
                                                 -----------  -----------  ------------  -----------
Income before income taxes.....................       2,675          258         (67)         2,866
Pro forma provision for income taxes...........       1,070           --          76(F)       1,146
                                                 -----------  -----------  ------------  -----------
Pro forma net income...........................   $   1,605    $     258   $    (143)     $   1,720
                                                 -----------  -----------  ------------  -----------
                                                 -----------  -----------  ------------  -----------
Pro forma earnings per share...................   $    0.24                               $    0.24
                                                 -----------                             -----------
                                                 -----------                             -----------
Pro forma weighted average number of shares....       6,692                      376(G)       7,068
                                                 -----------               ------------  -----------
                                                 -----------               ------------  -----------



       See accompanying Notes to Pro Forma Combined Financial Statements.

NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS



    The unaudited pro forma combined financial statements have been prepared assuming that the interim financing obtained in connection with the Woodholly Acquisition was repaid using proceeds from this Offering. Accordingly, no pro forma adjustments were made for interest expense.



    The following significant adjustments were made to the historical balance sheets of the Company and Woodholly at September 30, 1996 or historical statements of operations of the Company and Woodholly, as applicable, to arrive at the pro forma combined balance sheet and pro forma combined statements of operations:



        (A) Pro forma adjustments have been made to (i) record goodwill of $1.8 million equal to the excess of the initial consideration over the fair market value assigned to specific assets less liabilities assumed, (ii) eliminate the equity of Woodholly and (iii) reflect the use of available cash and net proceeds from this Offering to repay the interim financing obtained in connection with the Woodholly Acquisition.



        (B) Pro forma adjustments have been made to accounts receivable and accounts payable to eliminate outstanding amounts due between the Company and Woodholly.



        (C) A pro forma adjustment has been made to reflect an increase in the Company's deferred tax liability of $0.4 million calculated in accordance with SFAS No. 109 as if termination of the Company's S Corporation status occurred on September 30, 1996.



        (D) Pro forma adjustments have been made to revenues and cost of goods sold to reverse amounts related to sales between the Company and Woodholly.



        (E) Pro forma adjustments have been made to (i) reflect savings from reduction in workforce based upon specific identification of employees to be terminated following the acquisition, (ii) reflect reductions in selling, general and administrative expenses related to life insurance premiums and other expenses paid by Woodholly on behalf of the former owners, (iii) recognize compensation expense to be paid to the former owners of Woodholly under the terms of the purchase agreement and (iv) recognize amortization expense for the goodwill related to the Woodholly Acquisition, as if the acquisition had occurred at January 1, 1995. Goodwill is amortized over the estimated useful life of 20 years. The amounts of these adjustments are as follows:



                                                                               YEAR ENDED      NINE MONTHS
                                                                              DECEMBER 31,   ENDED SEPTEMBER
                                                                                  1995          30, 1996
                                                                              -------------  ---------------
                                                                                      (IN THOUSANDS)
(i)        salaries eliminated..............................................    $    (171)      $    (149)
(ii)       expenses paid on behalf of owners................................          (27)            (32)
(iii)      compensation expense.............................................          240             180
(iv)       amortization of goodwill.........................................           91              68
                                                                                    -----           -----
           Total additional expense.........................................    $     133       $      67
                                                                                    -----           -----
                                                                                    -----           -----



        (F) A pro forma adjustment has been made to adjust the pro forma provision for income taxes to a 40% rate on pro forma income before income taxes.



        (G) Pro forma adjustments have been made to the pro forma weighted average common shares and pro forma earnings per share to reflect the issuance of 375,706 shares of Common Stock in this Offering in order to raise the net proceeds necessary to repay the financing obtained for the Woodholly Acquisition, as if such shares had been outstanding during each period presented.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    The Company generates revenues principally from duplication, distribution and ancillary services. Duplication services are comprised of the physical duplication of video materials from a source videotape or audiotape "Master" to a target tape "Clone". Distribution services include the physical or electronic distribution of video and audio materials to a customer-designated location utilizing one or more of the Company's delivery methods. Distribution services typically consist of deliveries of national television spot commercials and electronic press kits and associated trafficking instructions to designated stations and supplemental deliveries to non-broadcast destinations. Ancillary services include video and audio editing services, closed captioning services, standards conversion and other services related to the modifications of video and audio content materials prior to distribution.


    The Company recognizes revenues for services based on the shipment and/or delivery of customer materials. Rates charged to customers vary based upon the time-sensitivity of delivery, number of locations and the time at which video or audio materials are made available to the Company to begin the duplication and distribution process. Shorter delivery schedules and shorter lead times typically command higher prices.



    Duplication services generally are priced from $11.00 to $13.50 depending on the format, length of source material and quantity of tapes ordered. Customers often combine multiple commercials, or spots, on the same duplication order ("tied spots"). Tied spots are priced at a lower level reflecting the lower variable cost of adding additional content to single duplication orders. The Company charges $3.00 to $5.00 for each additional tied spot, depending on the number of additional spots. Distribution services rates range from $6.00 to $8.00 for single spots delivered the following morning and from $4.00 to $6.00 for two day delivery. The price is determined by the number of packages and delivery locations. Production services are typically billed at an hourly rate for use of the Company's production facilities or on a firm price for specific services.



    The Company's historical business has been concentrated in the provision of duplication and other services to the major motion picture studios primarily located in the Los Angeles area. The Company believes that the significant operating leverage provided by the Broadcast One network and the Tulsa Control Center could provide the Company the opportunity to grow its revenues at a rate faster than the growth in its operating costs due to (i) lower per unit delivery expenses as multiple orders destined for particular television stations are consolidated and (ii) the reduction of per unit electronic delivery costs as the use of such services increases. The Company believes that the Tulsa Control Center can support a substantially higher volume of production and distribution with low incremental cost increases. The Company has not historically accounted for revenues derived from its duplication, delivery and ancilliary services separately.



    The Company's cost of goods sold includes salary expenses for personnel in the areas of customer service, operations and shipping, as well as shipping expenses, videotape materials, equipment maintenance and packaging supplies. Additionally, a significant portion of fixed costs, including a portion of depreciation and occupancy costs, is allocated to cost of goods sold, which creates operating leverage at higher sales levels.


    Selling, general and administrative expenses include the salary, travel expenses and insurance of all sales and administrative personnel. The Company believes that its current selling and administrative infrastructure will sustain higher sales levels.

RESULTS OF OPERATIONS


    The following table sets forth the amount, and percentage relationship to revenues, of certain items included within the Company's Statement of Operations for the years ended December 31, 1993, 1994 and 1995 and for the nine month periods ended September 30, 1995 and 1996.


                                                                                                               NINE MONTHS
                                                         YEAR ENDED DECEMBER 31,                           ENDED SEPTEMBER 30,
                                  ----------------------------------------------------------------------  ----------------------
                                           1993                    1994                    1995                    1995
                                  ----------------------  ----------------------  ----------------------  ----------------------
                                               PERCENT                 PERCENT                 PERCENT                 PERCENT
                                                 OF                      OF                      OF                      OF
                                   AMOUNT     REVENUES     AMOUNT     REVENUES     AMOUNT     REVENUES     AMOUNT     REVENUES
                                  ---------  -----------  ---------  -----------  ---------  -----------  ---------  -----------
                                                                      (DOLLARS IN THOUSANDS)

Revenues........................  $  17,044       100.0%  $  14,468       100.0%  $  18,538       100.0%  $  13,208       100.0%
Cost of goods sold..............     10,595        62.2      10,042        69.4      11,256        60.7       7,924        60.0
                                  ---------  -----------  ---------  -----------  ---------  -----------  ---------  -----------
Gross profit....................      6,449        37.8       4,426        30.6       7,282        39.3       5,284        40.0
Selling, general and
 administrative expense.........      4,290        25.2       3,545        24.5       5,181        27.9       3,761        28.5
Costs related to establishing a
 new facility...................         --          --         981         6.8          --          --          --          --
Dispute settlement..............         --          --         458         3.2          --          --          --          --
                                  ---------  -----------  ---------  -----------  ---------  -----------  ---------  -----------
Operating income (loss).........      2,159        12.6        (558)       (3.9)      2,101        11.4       1,523        11.5
Interest expense................        241         1.4         271         1.9         333         1.8         251         1.9
Provision for income taxes......         29         0.1          --          --          26         0.1          19          .1
                                  ---------  -----------  ---------  -----------  ---------  -----------  ---------  -----------
Net income (loss)...............  $   1,889        11.1%  $    (829)       (5.8%) $   1,742         9.5%  $   1,253         9.5%
                                  ---------  -----------  ---------  -----------  ---------  -----------  ---------  -----------
                                  ---------  -----------  ---------  -----------  ---------  -----------  ---------  -----------


                                           1996
                                  ----------------------
                                               PERCENT
                                                 OF
                                   AMOUNT     REVENUES
                                  ---------  -----------

Revenues........................  $  18,182       100.0%
Cost of goods sold..............     11,080        60.9
                                  ---------  -----------
Gross profit....................      7,102        39.1
Selling, general and
 administrative expense.........      4,204        23.2
Costs related to establishing a
 new facility...................         --          --
Dispute settlement..............         --          --
                                  ---------  -----------
Operating income (loss).........      2,898        15.9
Interest expense................        223         1.2
Provision for income taxes......         45          .2
                                  ---------  -----------
Net income (loss)...............  $   2,630        14.5%
                                  ---------  -----------
                                  ---------  -----------



NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995



    REVENUES. Revenues increased by $5.0 million or 37.7% to $18.2 million for the nine month period ended September 30, 1996 compared to $13.2 million for the nine month period ended September 30, 1995 due to the increased use of the Company's services by existing customers and the addition of new customers. This increase in use of the Company's services and addition of new customers was due to substantially increased marketing of the Company's national distribution network through the Tulsa Control Center and the Company's sales office in New York. In addition, the nine month period ended September 30, 1996 includes incremental revenues derived from the Company's West Los Angeles duplication and distribution facility which opened late in fiscal 1995.



    GROSS PROFIT. Gross profit increased $1.8 million or 34.4% to $7.1 million for the nine month period ended September 30, 1996 compared to $5.3 million for the nine month period ended September 30, 1995. As a percentage of revenues, gross profit decreased from 40.0% to 39.1%. The decrease in gross profit as a percentage of revenues was attributable to increased shipping costs and to the increased use of subcontractors in certain regional markets in which the Company did not have facilities. This increase was partially offset by a decrease in direct materials and by a decrease in fixed costs which are allocated to cost of goods.



    SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, general and administrative expense increased $0.4 million or 11.8% to $4.2 million for the nine month period ended September 30, 1996 compared to $3.8 million for the nine month period ended September 30, 1995. As a percentage of revenues, selling, general and administrative expense decreased to 23.2% for the nine month period ended September 30, 1996 compared to 28.5% for the nine month period ended September 30, 1995. This decrease in selling, general and administrative expense as a percentage of revenues was primarily due to the spreading of fixed overhead expenses, in particular the fixed portion of administrative wages, over a higher revenue base in the nine month period ended September 30, 1996 than in the comparable period in 1995. Management believes that future increases in revenues may lead to further decreases in selling, general and administrative expenses as a percentage of revenues.



    OPERATING INCOME. Operating income increased $1.4 million or 90.3% to $2.9 million for the nine month period ended September 30, 1996 compared to $1.5 million for the nine month period ended September 30, 1995.



    INCOME TAXES. Prior to the completion of this Offering, the Company operated as an S Corporation. As such, the Company was not responsible for federal income taxes and provided for state income taxes at reduced rates. As a result of the change in tax status prior to the completion of this Offering, the Company will, in future periods, provide for all income taxes at higher statutory rates. These factors are estimated to result in an effective tax rate for periods subsequent to this Offering of approximately 40%. Consequently, a 40% effective rate has been used in the pro forma tax provision for all periods presented. However, for the period in which this Offering closes, the Company will record an additional one-time non-cash charge for additional deferred taxes based upon an increase in the effective tax rate for the Company's S Corporation status (1.5%) to C Corporation status (40%) applied to the temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. If this charge were recorded at September 30, 1996, the amount would have been approximately $0.4 million. This amount may vary as of the closing date of this Offering.



    NET INCOME. Net income for the nine month period ended September 30, 1996 increased $1.3 million or 110% to $2.6 million compared to $1.3 million for the nine month period ended September 30, 1995. Such increase is primarily attributable to the previously described factors.


YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994


    REVENUES. Revenues increased by $4.0 million or 28.1% to $18.5 million for the year ended December 31, 1995 compared to $14.5 million for the year ended December 31, 1994. The primary reason for this increase was the increased use of the Company's services by existing customers and the addition of new customers. New customers were obtained as a result of marketing the Company's national distribution network through the Tulsa Control Center and the Company's revenues office in New York, both of which opened in September 1994.



    GROSS PROFIT. Gross profit increased $2.9 million or 64.5% to $7.3 million for the year ended December 31, 1995 compared to $4.4 million for the year ended December 31, 1994. As a percentage of revenues, gross profit increased to 39.3% in 1995 from 30.6% in 1994. The increase in 1995 gross profit resulted from several factors, including (i) the spreading of fixed costs over a higher revenue base, which cost base decreased from 13% of revenues to 11% of revenues,
(ii) decreased videotape costs through the tying of multiple spots onto a single videotape and negotiation of consignment inventory agreements with major vendors which reduced the usage of high cost "fill-in" vendors thereby reducing direct materials usage from 29% of revenues in 1994 to 23% of revenues in 1995 and
(iii) decreased direct labor expenses due to more efficient production and higher volume reduced production wages from 19% of revenues in 1994 to 15% of revenue in 1995. These factors which positively impacted 1995 gross profit were partially offset by increased expenses associated with subcontracting duplication services in certain regions which increased from 1.9% of revenues in 1994 to 4.5% of revenues in 1995 and increased shipping expenses due to the Company's establishment of national distribution capabilities which increased from 1.5% of revenues in 1994 to 3.9% of revenues in 1995. Furthermore, 1994 gross profit was adversely impacted by the Company's decision to discontinue its telecine operation and the absorption of costs related to the operations of the Tulsa Control Center which was opened in September 1994, before the generation of associated Broadcast One revenue. The Company's decision to discontinue its telecine operation was due to the excessively capital-intensive nature of that business, as well as the Company's desire to focus on VDI's core duplication and distribution business.



    SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, general and administrative expense increased $1.7 million or 46.1% to $5.2 million for the year ended December 31, 1995 compared to $3.5 million for the year ended December 31, 1994. As a percentage of revenues, selling, general and administrative expense increased to 27.9% in 1995 from 24.5% in 1994. This increase in selling, general and administrative expense as a percentage of revenues was primarily due to increased expenses relating to the Company's national distribution network, including the Tulsa Control Center and the Company's sales office in New York, both of which opened in the third quarter of 1994. These expenses were partially offset by the spreading of certain fixed expenses, in particular rent and depreciation, over a larger revenues base.



    OTHER. During 1994, the Company established the Tulsa Control Center. Pre-operating costs incurred in connection with the establishment of this facility, aggregating $1.0 million, have been charged to results of operations. Such costs were comprised primarily of payroll and other expenses necessary to prepare this facility for operations and to ensure that the quality of videotapes produced at the facility conformed to the

Company's standards. In addition, during 1994, management settled a dispute with an equipment lessor regarding ownership of certain video duplication equipment. The settlement amount of $0.5 million was recognized as a period cost in the Company's results of operations.



    OPERATING INCOME. Operating income was $2.1 million for the year ended December 31, 1995 compared to an operating loss of $0.6 million for the year ended December 31, 1994, primarily as a result of increased production volume and greater operating leverage as fixed costs related to the Tulsa Control Center were spread over greater revenues. In addition, the prior year included certain expenses relating to the establishment of the Broadcast One facility and the settlement of a dispute with an equipment lessor.


    INTEREST  EXPENSE.   Interest expense for  the year ended  December 31, 1995
increased $0.1 million or 22.9% to $0.3 million as a result of increased bank borrowings in connection with the establishment of the Tulsa Control Center.


    NET INCOME (LOSS). Net income increased $2.6 million to $1.7 million for the year ended December 31, 1995 from a loss of $0.8 million for the year ended December 31, 1994. This increase is primarily attributable to the revenues and gross profit increases described above.



YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993



    REVENUES. Revenues decreased $2.5 million or 15.1% to $14.5 million for the year ended December 31, 1994 compared to $17.0 million for the year ended December 31, 1993. This decrease was primarily attributable to the Company's disposition of its telecine operation in March 1994 due to the excessively capital-intensive nature of that business and its reliance upon creative personnel. The Company exchanged its telecine production equipment for previously leased video duplication equipment. This decrease was offset in part by growth in the Company's core duplication and distribution business.



    GROSS PROFIT. Gross profit decreased $2.0 million or 31.4% to $4.4 million for the year ended December 31, 1994 compared to $6.4 million for the year ended December 31, 1993. As a percentage of revenues, gross profit decreased to 30.6% in 1994 from 37.8% in 1993. The decrease in gross profit as a percentage of revenues was primarily attributable to increased video tape costs as a percentage of revenues, which resulted from the disposition of the Company's higher margin telecine operations in the first quarter of 1994, as well as the spreading of certain fixed expenses, in particular rent and depreciation, over a smaller revenue base. This decrease was partially offset by decreased wage and equipment rental expenses which also resulted from the disposition of the Company's telecine operation.



    SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, general and administrative expense decreased $0.8 million or 17.4% to $3.5 million for the year ended December 31, 1994 compared to $4.3 million for the year ended December 31, 1993. As a percentage of revenues, selling, general and administrative expense decreased to 24.5% in 1994 from 25.2% in 1993. This decrease in selling, general and administrative expense as a percentage of revenues was primarily due to the elimination of certain expenses related to the disposition of the Company's telecine business.



    OTHER.   During 1994,  the  Company established  the Tulsa  Control  Center.
Pre-operating costs incurred in connection with the establishment of this facility, aggregating $1.0 million, have been charged to results of operations. Such costs principally comprised payroll and other costs necessary to prepare this facility for operations and to ensure that the quality of videotapes produced at the facility conformed to the Company's standards. In addition, during 1994, management settled a dispute with an equipment lessor regarding ownership of certain video duplication equipment. The settlement amount of $0.5 million was recognized as a period cost in the Company's results of operations.



    OPERATING INCOME (LOSS). Operating income decreased $2.7 million to a loss from operations of $0.8 million for the year ended December 31, 1994 compared to income from operations of $1.9 million for the year ended December 31, 1993. The loss is principally attributable to costs incurred in connection with the establishment of the Tulsa Control Center, the settlement of a dispute with an equipment lessor and management's disposition of the Company's telecine operation in 1994.


    NET INCOME (LOSS). The Company incurred a loss of $0.8 million for the year ended December 31, 1994 compared to net income of $1.9 million for the year ended December 31, 1993. The loss is primarily attributable to the revenue decrease related to disposition of the telecine operation, the incurrence of pre-operating costs of $1.0 million related to the establishment of the Tulsa Control Center and the settlement of a dispute in the amount of $0.5 million.


SEASONALITY


    The Company's quarterly revenues may demonstrate seasonality, due to the impact of the Company's customer concentration in the motion picture and advertising industries. In the years ended 1994 and 1995, revenues from motion picture customers represented 51% and 48% of revenues, respectively, and revenues from advertising agencies represented 11% and 13% of revenues, respectively.



    The following table sets forth selected data by quarter included in the Company's Statements of Operations (unaudited).


                                                               QUARTERS ENDED IN 1994                 QUARTERS ENDED IN 1995
                                                 --------------------------------------------------  ------------------------
                                                  MARCH 31      JUNE 30      SEP. 30      DEC. 31     MARCH 31      JUNE 30
                                                 -----------  -----------  -----------  -----------  -----------  -----------
                                                                                (IN THOUSANDS)
QUARTERLY STATEMENTS OF OPERATIONS DATA

Revenues.......................................   $   3,417    $   3,820    $   3,468    $   3,763    $   4,233    $   4,412
Cost of goods sold.............................       2,602        2,572        2,195        2,673        2,595        2,576
                                                 -----------  -----------  -----------  -----------  -----------  -----------
Gross profit...................................         815        1,248        1,273        1,090        1,638        1,836
Selling, general and administrative expense....         914          992          796          843        1,126        1,353
Costs related to establishing a new facility...          --           --          490          491           --           --
Dispute settlement.............................          --           --           --          458           --           --
                                                 -----------  -----------  -----------  -----------  -----------  -----------
Operating income (loss)........................         (99)         256          (13)        (702)         512          483
Interest expense, net..........................          56           67           47          101           96           88
Provision for income taxes.....................          --           --           --           --           10            5
                                                 -----------  -----------  -----------  -----------  -----------  -----------
Net income (loss)..............................   $    (155)   $     189    $     (60)   $    (803)   $     406    $     390
                                                 -----------  -----------  -----------  -----------  -----------  -----------
                                                 -----------  -----------  -----------  -----------  -----------  -----------

                                                                                  QUARTERS ENDED IN 1996
                                                                           -------------------------------------
                                                   SEP. 30      DEC. 31     MARCH 31      JUNE 30      SEP. 30
                                                 -----------  -----------  -----------  -----------  -----------

QUARTERLY STATEMENTS OF OPERATIONS DATA
Revenues.......................................   $   4,614    $   5,279    $   5,837    $   5,471    $   6,874
Cost of goods sold.............................       2,785        3,300        3,647        3,446        3,987
                                                 -----------  -----------  -----------  -----------  -----------
Gross profit...................................       1,829        1,979        2,190        2,025        2,887
Selling, general and administrative expense....       1,289        1,413        1,418        1,306        1,480
Costs related to establishing a new facility...          --           --           --           --           --
Dispute settlement.............................          --           --           --           --           --
                                                 -----------  -----------  -----------  -----------  -----------
Operating income (loss)........................         540          566          772          719        1,407
Interest expense, net..........................          67           82           65           80           78
Provision for income taxes.....................           5            6           12           11           22
                                                 -----------  -----------  -----------  -----------  -----------
Net income (loss)..............................   $     468    $     478    $     695    $     628    $   1,307
                                                 -----------  -----------  -----------  -----------  -----------
                                                 -----------  -----------  -----------  -----------  -----------


LIQUIDITY AND CAPITAL RESOURCES


    Since its inception, the Company has financed its operations through internally generated cash flow, borrowings under lending agreements with financial institutions and, to a lesser degree, borrowings from related parties. At September 30, 1996, the Company's cash and cash equivalents aggregated $0.3 million.



    The Company's operating activities provided cash of $2.0 million in 1993, $1.1 million in 1994, $2.6 million in 1995 and $3.9 million in the nine months ended September 30, 1996.



    The Company's investing activities used cash of $1.4 million in 1993, $2.1 million in 1994, $1.1 million in 1995 and $1.0 million in the nine months ended September 30, 1996. Such activities represent addition of capital equipment related to facilities expansion to accommodate increased customer demands for the Company's services and the establishment of the Tulsa Control Center. Such additions were financed through a combination of internally-generated funds, bank borrowing and capital leasing arrangements with equipment manufacturers and leasing companies. The Company's business is equipment intensive, requiring periodic expenditures of cash or the incurrence of additional debt to acquire additional videotape duplication equipment in order to increase capacity or replace existing equipment.



    During the nine months ended September 30, 1996, the Company made $1.0 million of capital expenditures in tenant improvements to upgrade its archiving facilities and increase storage capacity, as well as to build out and to purchase equipment for its West Los Angeles facility. The Company expects to use a portion of the net proceeds of this Offering to retire interest-bearing debt and outstanding capital lease obligations, of which $3.2 million was outstanding at September 30, 1996. The Company also expects to spend approximately $0.3 million on capital expenditures during the last quarter of 1996 to upgrade and replace equipment, and for management information systems upgrades.


    The Company's financing activities used cash of $0.6 million and $1.1 million in 1993 and 1995 and provided cash of $1.0 million in 1994. Financing activities include distributions to the Company's shareholders, which principally represented amounts for the payment of income tax obligations during the period the Company was an S Corporation, and the borrowing and/or repayment of borrowing for capital additions.


    The Company believes that, subsequent to this Offering, its current banking relationship will be enhanced through the availability of a larger working capital line of credit. Management believes that cash generated from operations, borrowings under its bank line of credit and the net proceeds to the Company of this offering will fund necessary capital expenditures and provide adequate working capital for at least the next 12 months. The terms of the revolving credit agreement include covenants regarding the maintenance of various financial ratios. The Company was in compliance with these covenants as of September 30, 1996. The revolving credit agreement expires on June 30, 1997. Management is currently negotiating with its bank to increase amounts available under, and the term of, its credit facility.



    In connection with the purchase of a portion of the Common Stock owned by one of the Company's founders in April 1996, the Company borrowed an additional $1.2 million under its revolving credit agreement and loaned such amount to the Company's chief executive officer. This loan will be repaid prior to consummation of this Offering from distributions to the Company's current shareholders of previously taxed but undistributed earnings. See "Certain Transactions."


    The Company has no history of significant uncollectible accounts and management does not believe that this will change materially in the future.


    As a result of termination of its S Corporation status prior to completion of this Offering, the Company will be required to record deferred taxes which relate primarily to timing differences between financial and income tax reporting of depreciation and certain valuation allowances that were attributable to periods it had elected to be treated as an S Corporation. This one-time non-cash charge was recorded in the quarter ended September 30, 1996. The amount of the Company's deferred taxes recorded was approximately $0.4 million. This amount may vary through the closing date of this Offering. See Notes 2 and 3 of Notes to the Financial Statements.


IMPACT OF NEW ACCOUNTING STANDARDS
    In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", which will be effective for the Company beginning January 1, 1997. SFAS 123 requires expanded disclosures on stock-based compensation arrangements with employees and encourages, but does not require, compensation cost to be measured based upon the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply APB Opinion No. 25, which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company will apply APB Opinion No. 25 for stock-based compensation awards to employees pursuant to the 1996 Plan and will disclose the required pro forma effect on its net income and earnings per share.

INFLATION
    The Company does not believe that inflation will have a significant impact on its results of operations or financial condition.

                               INDUSTRY OVERVIEW


BACKGROUND


    The broadcast videotape duplication and distribution industry is a service-oriented business in which images and sound are processed from film or videotape onto a master videotape, and then duplicated for television broadcast and distributed, either by physical or electronic delivery, to television stations and cable companies, and other end-users. The industry is highly fragmented and primarily comprised of numerous small companies with regional customer bases. Success in the industry is based on strong customer relationships which are maintained through reliability, quality, cost-effectiveness and timeliness.



    The processes used to create and deliver television advertising have evolved in conjunction with technological developments in the television industry. Initially, television commercials were delivered by mail to the network or individual television stations across the country where the commercial was to air. The use of videotape in the television industry has allowed commercials to be duplicated more quickly and sent to multiple destinations in a timely fashion. As overnight courier services developed, commercials could be delivered more rapidly across the country. Finally, the creation of national networks, such as the Company's Broadcast One network, has allowed for even more rapid delivery for same or next-day airing of finished spots.



    The primary users of videotape duplication and distribution services are advertisers, including major motion picture companies, and their agencies. Advertisers and their agencies constantly seek to increase the speed at which advertisements are delivered to television stations and to improve the quality of the commercial being broadcast. In addition, advertisers and agencies require a method of rapid verification of whether and when a spot has been aired in order to take advantage of increasingly sophisticated marketing techniques. Advertisers seek to target ever smaller, more specific demographic groups by advertising in select geographic markets and by producing many variations of commercials oriented to different demographic audiences. As a consequence, routing instructions specifying which stations are to receive particular commercials, and the traffic instructions given to those stations specifying the times and rotation of spot airings, have grown increasingly complex. To the extent that spots can be released just before their scheduled broadcast, advertising agencies have extra creative time to re-edit spots, and advertisers gain extra time to refine the spots to respond to competitors' promotions and shifting market demands. Due to the technological and capital requirements associated with video duplication and distribution, advertisers and their agencies have historically chosen to outsource such services to companies such as VDI.



    The fluctuation in the number of releases by major motion picture companies creates erratic demand for the creation, editing and duplication of publicity and promotional materials. As a result, the studios generally outsource such services. The studios' demand for duplication and distribution services is further enhanced by their practice of promoting releases in part by distributing electronic press kits which are given to television stations free of charge.


    While the television broadcast industry has adopted digital technology for much of its production processes and certain of its in-station functions, the predominant method for distributing spot advertisements to television stations continues to be the physical delivery of analog video tapes. While the core business of the Company continues to involve such physical distribution, management believes that customers will migrate to electronic delivery technologies as they become standardized and widely accepted. These technologies, including fiber optic and satellite transmission, reduce the time required for transportation, giving the creators of the content additional time in which to refine the finished product. However, management believes that use of these technologies is not wide-spread among end-users due in part to inertia on the part of decision-makers at television stations to change their reception systems and concern regarding additional associated costs, quality and reliability.


    The Company provides duplication services to motion picture studios, advertising agencies and national advertisers. The bulk of the video materials which are being duplicated and distributed are "spot" advertisements (commercials) and electronic press kits (video publicity information which is provided by clients free of charge to television and radio stations). Therefore, the services provided by the Company are directly related to the advertising industry and in most cases make up a small portion of the cost to advertisers of television and radio advertising.


TELEVISION ADVERTISING

    According to industry sources, approximately $34 billion was spent in the United States in 1994 on television advertising. This amount includes the production of commercials and purchase of air time for (i) advertisements to air on national broadcast and cable network and syndicated programming, where commercials are distributed in conjunction with the origination of the programming, (ii) local broadcast and cable television advertising, consisting of locally produced and aired commercials, and (iii) national spot advertising, which is produced and distributed nationally to air during commercial time slots controlled by individual television stations and cable systems.

    The market for television advertising has grown by approximately 200% since 1980, with significant expansion in all segments. The following table shows the expenditures in the television advertising market by segment for certain years between 1980 and 1994:

                       TELEVISION ADVERTISING BY SEGMENT
                                 (IN MILLIONS)

                           TOTAL TV    NATIONAL    NATIONAL      LOCAL     NATIONAL       CABLE
YEAR                      ADVERTISING   NETWORK      SPOT       MARKET    SYNDICATION  ADVERTISING
------------------------  -----------  ---------  -----------  ---------  -----------  -----------
1980....................   $  11,469   $   5,130   $   3,269   $   2,967   $      50    $      53
1985....................      21,022       8,060       6,004       5,714         520          724
1990....................      28,405       9,383       7,788       7,856       1,589        1,789
1991....................      27,402       8,933       7,110       7,565       1,853        1,941
1992....................      29,409      10,249       7,551       8,079       1,370        2,160
1993....................      30,584      10,209       7,800       8,435       1,576        2,564
1994....................      34,167      10,942       8,993       9,464       1,734        3,034

------------------------
Source: Television Bureau of Advertising

MOTION PICTURE STUDIO ADVERTISING


    According to industry sources, major and independent motion picture companies spent in excess of $1.9 billion in 1995 on advertising. This amount includes the purchase of air time for commercial broadcast and cable television, as well as traditional forms of print advertisements (E.G., newspaper advertisements and magazines), but does not include other forms of promotion such as the production of trailers or electronic press kits. Between 1985 and 1995, advertising spending by major and independent motion picture companies increased by over 650%.



INFOMERCIAL PROGRAMMING



    According to industry sources, infomercial advertising expenditures totalled $806 million, and infomercial sales totaled $1.6 billion in 1995, up from $663 million and $1.3 billion, respectively, in 1994. An infomercial is an advertisement, usually approximately one half-hour in length and often produced in an entertainment format, that is paid for by the advertiser based on the time of day the infomercial is aired, market size and in certain cases past results from airing on a particular television station or cable television network. Regardless of the presentation format, the viewers are provided information that can be used to make informed purchasing decisions from their homes.


SYNDICATED PROGRAMMING

    Syndicated television and radio programming is either produced by the syndicator or purchased from an independent producer and licensed to a television or radio station for broadcast. Syndicated programming may be distributed to network-owned or affiliated stations, independent stations and, in some cases, cable system operators. Most syndicated programming is owned and licensed by major syndication companies and is delivered using third-party distribution facilities such as those provided by the Company's network.

RADIO ADVERTISING


    According to industry sources, approximately $10.5 billion was spent in the United States in 1994 on radio advertising. This figure includes the production of commercials and the purchase of air time for (i) advertisements distributed in conjunction with syndicated and broadcast network programming, (ii) locally produced and aired commercials and (iii) national spot advertising. The predominant methods for distributing national spot advertising to radio stations are via physical delivery of analog audio tapes and electronic transmission via telephone lines. The remainder of radio spots are produced in-house at radio stations, delivered by local delivery services or picked up by station employees from the originating studio. While the Company historically has not generated a significant portion of its revenues from distribution of audio tape for radio, it intends to explore this market as opportunities arise.


    The following table shows the expenditures in the radio advertising market by segment for certain years between 1985 and 1994:

                          RADIO ADVERTISING BY SEGMENT
                                 (IN MILLIONS)

                                TOTAL RADIO   NATIONAL     NATIONAL      LOCAL
YEAR                            ADVERTISING    NETWORK       SPOT       MARKET
------------------------------  -----------  -----------  -----------  ---------
1985..........................   $   6,490    $     365    $   1,335   $   4,790
1990..........................       8,726          482        1,635       6,609
1991..........................       8,476          490        1,575       6,411
1992..........................       8,654          424        1,505       6,725
1993..........................       9,457          458        1,657       7,342
1994..........................      10,529          463        1,902       8,164

------------------------
Source: Television Bureau of Advertising

                                    BUSINESS


    VDI provides broadcast quality video duplication, distribution and related value-added services including distribution of national television spot advertising, trailers and electronic press kits. The primary users of videotape duplication and distribution services are advertising agencies and motion picture companies which generally outsource such services. The Company serviced over 1,200 customers in the nine months ended September 30, 1996, including the Columbia/Tri Star Motion Picture Companies, Metro-Goldwyn-Mayer Film Group, Fox Filmed Entertainment, MCA Motion Picture Group, The Walt Disney Motion Picture Group, Paramount Pictures Corporation and Warner Bros. Services provided to this group of clients constituted approximately 50.5% of the Company's revenues for the nine months ended September 30, 1996. The Company has realized significant growth in revenues, operating income and net income over the past five years, with compound annual growth rates of 29.5%, 47.7% and 45.7%, respectively.



    The Company's services include (i) the physical and electronic delivery of broadcast quality advertising, including spots, trailers, electronic press kits and infomercials, and syndicated television programming to more than 945 television stations, cable companies and other end-users nationwide and (ii) a broad range of video services including the duplication of video in all formats, element storage, standards conversion, closed captioning and transcription services, and video encoding for air play verification purposes. The value-added services provided by the Company further strengthen customer relationships and create opportunities for increased duplication and distribution business.



    The primary method of distribution by the Company, and by others in the industry, continues to be the physical delivery of videotape to end-users. In 1994, to enhance its competitive position, the Company created Broadcast One, a national distribution network which employs fiber optic and satellite technologies in combination with physical distribution methods to deliver broadcast quality material throughout the United States. The Company's use of fiber optic and satellite technologies provides rapid and reliable electronic transmission of video spots and other content with a high level of quality, accountability and flexibility to both advertisers and broadcasters. Through the Tulsa Control Center, Broadcast One has enabled the Company to expand its presence in the national advertising market, allowing for greater diversification of its customer base. The Company currently derives a small percentage of its revenues from electronic deliveries and anticipates that this percentage will increase as such technologies become more widely accepted. The Company intends to add new methods of distribution as technologies become both standardized and cost-effective.



    The Company derives revenue primarily from major and independent motion picture and television studios, cable television program suppliers, advertising agencies and, on a more limited basis, national television networks, local television stations, television program syndicators, corporations and educational institutions. The Company receives orders with specific routing and timing instructions provided by the customer. These orders are then entered into the Company's computer system and scheduled for electronic or physical delivery via the Company's Hollywood facility or the Tulsa Control Center. When a video spot is received, the Company's quality control personnel inspect the video to ensure that it meets customer specifications and then initiate the sequence to distribute the video to the designated television stations either electronically, over fiber optic lines and/or satellite, or via the most suitable package carrier. The Company believes that fiber optic delivery is superior to satellite delivery due to its transmission quality. To the extent such technologies become standardized and cost-effective, the Company plans to add digital satellite and Internet transmission capabilities in the future.


STRATEGY


    The Company's strategy is to increase its market share within the video duplication and distribution industry by (i) further penetrating the marketplace by providing a broad array of high quality, reliable value-added services, (ii) acquiring companies with strong customer relationships in businesses complementary to the Company's operations, (iii) continuing to develop value-added services such as audio encryption, electronic order entry and order status and air play verification and (iv) increasing the timeliness and efficiency of its operations by exploiting new technologies as they become both standardized and cost-effective.

        INCREASE MARKET PENETRATION. The Company intends to increase its market penetration by continuing to emphasize its reliability, superior service, extended deadlines, value-added services and customer focused approach. By capitalizing on Broadcast One's capability to link instantaneously the Company's facilities through fiber optic and satellite technology and by leveraging the Tulsa Control Center's strategic location near the center of the Country, the Company is able to utilize the optimal delivery method and extend its deadline for next-day delivery of time-sensitive material. In order to maintain the highest level of service, the Company has established procedures to monitor quality, track delivery of video instructions to the stations and verify receipt by each station. Additionally, the Company's customer support staff is available 24 hours a day to respond to order status and other inquiries, thus relieving the pressure on customers to track the status of individual deliveries.



        GROW THROUGH ACQUISITIONS. VDI intends to acquire existing content delivery businesses with strong customer relationships that will complement the Company's operations. The video duplication and distribution industry is highly fragmented with many small competitors with regional customer bases. Management believes that, as a result of consolidation within the entertainment and advertising agency industries, its customers would prefer a single company with a national presence to handle all of their media delivery needs. The Company intends to expand its points of presence in regional markets, underserviced markets and markets in which the Company currently outsources work. Building the Company's client base through the acquisition of companies in different regions or with complementary business operations will become increasingly more important and create scale economies, which will provide a competitive advantage over competitors with regional customer bases. The Company intends to integrate these acquired operations into its "hub and spoke" distribution network. The Company will seek to increase revenues and realize margin gains from such acquisitions through the (i) greater utilization of its existing high volume duplication and distribution facilities, (ii) addition of value-added services which the Company currently does not provide, (iii) capture of a larger percentage of its existing customers' duplication and distribution business, (iv) addition of new customers, (v) elimination of redundant management and administrative functions and (vi) elimination of sub-contracted duplication and production work in markets in which it does not yet have such capabilities.



        EXPAND VALUE-ADDED SERVICES. In order to satisfy unmet or underserved market needs and to provide a broad array of services to its customers, the Company intends to continue to develop or acquire additional services. This expansion effort has targeted additional services such as audio encryption, electronic order entry and order status and air play verification. The Company may also develop or acquire additional services such as digital indexing, archiving and on-demand distribution. To further serve its customers, the Company is developing software products to automate the process of order entry and verification, thereby reducing customer support costs by providing direct interfaces to existing automation systems and providing  remote  order  entry  software  that  features  data  validation, verification and editing capabilities. The Company believes that the value-added services will allow it to capture additional duplication and distribution business and further strengthen existing customer relationships.



        EXPLOIT NEW TECHNOLOGIES. The Company believes that timely and accurate delivery is essential to its continued success, and intends to remain competitive by providing complete market coverage with the most cost-effective and reliable delivery methods available. As exemplified by the opening of the Tulsa Control Center, the Company strives to offer delivery systems utilizing the most current technology accepted in the evolving marketplace. As new delivery methods become standardized and cost-effective, the Company intends to rapidly position itself to offer these services to its clients. The Company expects to remain current with such technology by means of strategic alliances with reliable and cost-effective vendors.


DISTRIBUTION NETWORK

    VDI operates a full service distribution network providing its customers with reliable, time-sensitive and high quality distribution services. The Company's historical customer base consists of motion picture and television studios and post-production facilities located primarily in the Los Angeles region. In 1994, the

Company created the Broadcast One network to enhance its national distribution capabilities. The Company provides tape duplication, shipping, satellite and point-to-point fiber optic transmission services at its California facilities, which process video that is both received from and distributed within the Los Angeles region, and at the Tulsa Control Center, the distribution hub of the Broadcast One network.



    Commercials, trailers, electronic press kits and related distribution instructions are typically collected at the Company's Hollywood facility and are processed locally or transmitted over Broadcast One's fiber optic or satellite network for processing at the Tulsa Control Center. Video content collected from Broadcast One's clients is generally transmitted via Broadcast One's fiber optic network directly to the Tulsa Control Center for processing. Orders are routinely received into the evening hours for delivery the next morning. The Company has the ability to process customer orders from receipt to transmission in less than one hour. Customer orders that require immediate, multiple deliveries in remote markets are often delivered electronically to and serviced by third parties with duplication and delivery services in such markets.



    Upon  receipt of an  order, the Company  creates a master  by completing the required production services, such as closed-captioning, local market customization or value-added editing services. Once complete, the master is distributed to television stations either physically or electronically. For television stations desiring physical distribution, the master is duplicated onto specific tape formats and, in most cases, shipments of multiple spots are combined, or tied, onto one tape, then sorted and consolidated into packages by destination. The increase in the Company's volume has historically provided a decreasing delivery cost per order due to order consolidation and the volume discount structure inherent in air courier pricing.



    The Tulsa Control Center, which provides the main hub of the Company's distribution capabilities, is strategically located near the geographic center of the country which provides an extended deadline for air courier shipments. Currently, the Tulsa Control Center delivers a majority of VDI's overnight deliveries. A significant portion of the operating expenses of the Tulsa Control Center are fixed and the facility contains ample space in which to expand operations, providing the opportunity for improved operating margins as the Company's business continues to grow. By utilizing the Tulsa Control Center's full capacity, the Company believes it can further increase its duplication and distribution capacity without significant additional capital expenditures.



    For electronic distribution, the master is digitized and delivered by fiber optic or satellite transmission to television stations equipped to receive such transmissions. The Company's Hollywood and Tulsa facilities have 24-hour access to its fiber optic network, allowing it to transmit finished projects to end-users upon completion. The Company currently derives a small percentage of its revenues from electronic deliveries and anticipates that this percentage will increase as such technologies become more widely accepted.



    In March 1994, the Company entered into a joint operating agreement with Vyvx, a subsidiary of the Williams Companies, which provides the fiber optic capability of the Broadcast One network. Under the joint operating agreement, the Company and Vyvx agree to provide electronic delivery of spot advertisements to broadcast stations and to share equally in revenues generated therefrom. To date no such revenues have been earned pursuant to this agreement. The joint operating agreement terminates in 1999, subject to automatic renewal unless one or both parties determine to terminate the agreement.



    The Company's Hollywood facility has more than 150 broadcast quality videotape duplication machines. The Hollywood facility operates 24 hours a day, seven days a week.


    Traffic instructions that detail air play information accompany all deliveries. For fiber optic and satellite deliveries, the traffic instructions are telecopied to network stations and arrive with or prior to the video content. For physical deliveries, a printed copy of the traffic instructions is included with the tape duplications. The Company's customer service staff contacts television stations each morning to verify receipt of the prior night's distribution, allowing timely retransmission of any unconfirmed deliveries. Tape deliveries are verified electronically through an on-line interface with the Company's air courier services.


    Broadcast One is the trade name for the Company's communications network which is headquartered at the Tulsa Control Center.

VALUE-ADDED SERVICES


    VDI maintains video and audio post-production and editing facilities as components of its full service, value-added approach to its customers. Production services are performed in the Company's offices in Hollywood and West Los Angeles, California, and at the Tulsa Control Center. The Hollywood and West Los Angeles facilities also enable the Company to provide duplication and post-production services for local customers, which include the Columbia/Tri Star Motion Picture Companies, Metro-Goldwyn-Mayer Film Group, Fox Filmed Entertainment and MCA Motion Picture Group.


    The following summarizes the value-added post-production services that the Company provides to its customers:

    STANDARDS CONVERSION

        Throughout the world there are several different broadcasting "standards" in use. To permit a program recorded in one standard to be broadcast in another, it is necessary for the recorded program to be converted to the applicable standard. This process involves changing the number of video lines per frame, the number of frames per second, and color system. VDI's headquarters in Hollywood, California has facilities for the conversion of videotape between all international formats, including NTSC, PAL and SECAM.

    VIDEOTAPE EDITING

        VDI provides digital editing services at its West Los Angeles and Tulsa locations. The editing suites are equipped with (i) state-of-the-art digital editing equipment that provides precise and repeatable electronic transfer of video and/or audio information from one or more sources to a new master videotape and (ii) large production switchers to effect complex transitions from source to source while simultaneously inserting titles and/or digital effects over background video. Videotape is edited into completed programs such as television shows, infomercials, commercials, movie trailers, electronic press kits, specials, and corporate and educational presentations.

    ENCODING

        VDI provides encoding services, known as "veil encoding," in which a code is placed within the video portion of an advertisement or an electronic press kit. Such codes can be monitored from standard television broadcasts to determine which advertisements or portions of electronic press kits are shown on or during specific television programs, providing customers direct feedback on allotted air time. The Company provides veil encoding services for a number of its motion picture studio clients to enable them to customize their promotional material. The Company has recently acquired an "ice encoding" system which will enable it to place codes within the audio portion of a videotape thereby enhancing the overall quality of the encoded videotape.

    ANCILLARY AUDIO SERVICES


        VDI provides videotape audio editing and rerecording services for motion pictures and television programming in addition to commercial and other non-broadcast purposes. VDI provides such services through non-linear audio editing systems which allow sound to be generated, processed, modified, digitized and manipulated to the artistic requirements of the client. Other audio services available through VDI include voice overs, live sound effects, digital audio recording with pulse code modulation equipment and an "automated dialog replacement" system which enables the Company to reproduce and recreate synchronized dialog. Management anticipates that the Woodholly Acquisition will complement the Company's services in this area.


    ELEMENT STORAGE


        The Company provides its clients with storage space for their master tapes and is well positioned to receive follow-on orders for duplication and distribution requests with respect to those tapes. The Company believes that it currently stores more than 100,000 masters and that as a result of growth in its Broadcast One network, it will have the opportunity to increase revenues from this service.

NEW MARKETS

    The Company believes that the development of the Broadcast One network and its array of value-added services will provide the Company with the opportunity to enter or significantly increase its presence in several new or expanding markets.


    INTERNATIONAL. Woodholly currently provides video duplication services for suppliers to international markets. Through the Woodholly Acquisition, the Company intends to leverage these relationships in order to offer access to international markets for its existing customers. Further, the Company believes that electronic distribution methods will facilitate its expansion into the international distribution arena, as such technologies become standardized and cost-effective. In addition, the Company believes that the growth in the distribution of domestic content into international markets will create increased demand for value-added services currently provided by the Company such as standards conversion and audio and digital mastering.



    RADIO. The Company believes that the growth of Broadcast One will strengthen its relationships with advertisers who make spot market purchases of both television and radio advertising, resulting in the expansion of its presence in the distribution of radio advertisements. The Company presently provides spot radio advertising distribution for a small number of its clients.



    CABLE. The Company believes that continued consolidation of cable system ownership among multiple system operators will attract increasing national spot advertising on local cable systems, especially in major markets, increasing the volume of advertisements which could be distributed to cable operators.



WOODHOLLY ACQUISITION



    The Company from time to time considers the acquisition of content delivery or other businesses complementary to its current operations. As part of the implementation of its strategy to acquire assets that increase its value-added duplication and distribution capabilities, the Company expanded its operations with the Woodholly Acquisition in December 1996. Woodholly provides duplication, distribution, video content storage and ancillary services to major motion picture studios, advertising agencies and independent production companies. VDI believes that the acquisition of Woodholly will allow it to gain valuable customer relationships, offer a more complete range of services to its customers and give VDI the opportunity to capture a larger portion of its current customers' video duplication and distribution business. The purchase price, which is subject to adjustment and offset, consists of $4.0 million in promissory notes due in February 1997 and up to $4.0 million in earn-out payments, for a total purchase price of up to $8.0 million. The Company intends to repay the $4.0 million in promissory notes from the net proceeds of this Offering. The earn-out payments are due in each quarter in the period ending December 31, 2001 to the extent that Woodholly, as a separate division of the Company, achieves specified operating income results. If Woodholly fails to achieve these results in any particular quarter, the related earn-out payment will be deferred for up to two years until the results are achieved. No earn-out payments will be payable after December 31, 2003.


SALES AND MARKETING

    Historically, the Company has marketed its services almost exclusively through industry contacts and referrals and has engaged in very limited formal advertising. While VDI intends to continue to rely primarily on its reputation and business contacts within the industry for the marketing of its services, the Company has recently expanded its direct sales force to communicate the capabilities and competitive advantages of the Company's distribution network to potential new customers. In addition, the Company's sales force solicits corporate advertisers who may be in a position to influence agencies in directing deliveries through the Company. The Company currently has sales representatives located in New York and Los Angeles. The Company's marketing programs are directed toward communicating its unique capabilities and establishing itself as the predominant value-added distribution network for the motion picture and advertising industries.

CUSTOMERS

    Since its inception in 1990, VDI has added customers and increased its sales based on a combination of reliability, timeliness, quality and price. The integration of the Tulsa Control Center with the Company's regional facilities has given its customers a time advantage in the ability to deliver broadcast quality material. The Company markets its services to major and independent motion picture and television production companies, cable television program suppliers, advertising agencies and, on a more limited basis, national television networks, local television stations, television program syndicators, corporations and educational institutions. The Company's clients include, among others, the Columbia/Tri Star Motion Picture Companies, Metro-Goldwyn-Mayer Film Group, Fox Filmed Entertainment, The Walt Disney Motion Picture Group, Paramount Pictures Corporation and Warner Bros.



    The Company solicits the motion picture and television industries, other advertisers and their agencies to generate duplication and distribution revenues. In the nine months ended September 30, 1996 the Company serviced more than 1,200 customers of which the seven major motion picture studios accounted for approximately 50.5%, including the Columbia/Tri Star Motion Picture Companies which accounted for approximately 10.5%, of the Company's revenues for the nine months ended September 30, 1996.


    The Company has no long-term or exclusive agreements with any of its clients. Because clients generally do not make arrangements with the Company until shortly before its facilities and services are required, the Company usually does not have any significant backlog of service orders. The Company's services are generally offered on an hourly or per unit basis based on volume.

CUSTOMER SERVICE


    VDI believes it has built its strong reputation in the market with a commitment to customer service. VDI receives customer orders via courier services, telephone, telecopier and the Internet. The customer service staff develops strong relationships with clients within the studios and advertising agencies and are trained to emphasize the Company's ability to confirm delivery, meet difficult delivery time frames and provide reliable and cost-effective service. Several studios are customers because of the Company's ability to meet often-changing or rush delivery schedules.



    The Company has a customer service staff of 15 people, at least one member of which is available 24 hours a day. This staff serves as a single point of problem resolution and supports not only the Company's customers, but also the television stations and cable systems to which the Company delivers.


COMPETITION

    The videotape duplication and distribution industry is a highly competitive service-oriented business. Certain competitors (both independent companies and divisions of large companies) provide all or most of the services provided by the Company, while others specialize in one or several of these services. Substantially all of the Company's competitors have a presence in the Los Angeles area, currently the principal market for the Company's services. Due to the current and anticipated future demand for videotape duplication and distribution services in the Los Angeles area, the Company believes that both existing and new competitors may expand or establish videotape post-production service facilities in this area.


    The Company believes that it maintains a competitive position in its market by virtue of the quality and scope of the services it provides, and its ability to provide timely and accurate delivery of these services. The Company believes that prices for its services are competitive within its industry, although some competitors may offer certain of their services at lower rates than the Company.



    The principal competitive factors affecting this market are reliability, timeliness, quality and price. The Company competes with a variety of duplication and distribution firms, some of which have a national presence, certain post-production companies and, to a lesser extent, the in-house duplication and distribution operations of major motion picture studios and ad agencies, that have traditionally distributed taped advertising spots via physical delivery. Some of these competitors have long-standing ties to clients that will be difficult for the Company to change. Several companies have systems for delivering video content electronically. Moreover, some of these distribution and duplication firms such as Cycle-Sat, Inc., Indenet, Inc., and Digital Generation Systems, Inc., and post-production companies may have greater financial, distribution and marketing resources and some of which have achieved a higher level of brand recognition than the Company. As a result, there is no assurance that the Company will be able to compete effectively against these competitors merely on the basis of reliability, timeliness, quality and price or otherwise. See "Risk Factors -- Competition."

PROPERTIES AND EQUIPMENT


    The Company's 30,000 square foot headquarters in Hollywood, California houses facilities for its duplication services, a vault utilized for storage of master videotapes, and offices for the Company's management, administrative and accounting personnel. The Tulsa Control Center is a 20,000 square foot facility utilized by the Company as the Broadcast One network control center as well as VDI's nationwide physical duplication and distribution center. The Company also maintains an 8,000 square foot facility in West Los Angeles, California utilized for film-to-tape transfers, video tape editing and audio services.


    The Company's leases for its Hollywood and Tulsa facilities expire in 1999. The Company's lease for the West Los Angeles facility expires in December 1997. The Company's aggregate rental cost in 1995 was approximately $0.7 million.

    Except for approximately 5% of the Company's equipment which is leased on a long-term basis for terms ranging through 1999, all of the Company's equipment has been purchased either for cash, on an installment basis or through a like-kind exchange.

EMPLOYEES


    The Company had 141 full-time employees as of December 10, 1996. The Company's employees are not represented by any collective bargaining organization, and the Company has never experienced a work stoppage. The Company believes that its relations with its employees are good.


LEGAL PROCEEDINGS

    There are currently no legal proceedings to which the Company is a party, other than routine matters incidental to the business of the Company. From time to time, the Company may become a party to various legal actions and complaints arising in the ordinary course of business.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    Set forth below is certain information concerning each person who is presently an executive officer or director of the Company. All officers and directors hold office until their respective successors are elected and qualified, or until their earlier resignation or removal.


      NAME                         POSITION                  AGE
-----------------  ----------------------------------------  ---
R. Luke Stefanko   Chairman of the Board, Chief Executive    35
                    Officer, President and Director
Donald R. Stine    Chief Financial Officer, Secretary and    35
(1)                 Director
Thomas J. Ennis    Vice President of Sales and Marketing     37
                    and Director
Steven W. Terry    Vice President and General Manager of     48
                    Operations
Russell R.         Vice President of Engineering             47
Ruggieri
Eric H. Bershon    Vice President and General Manager of     30
                    Broadcast One
Steven J. Schoch   Director                                  38
(2)(3)
Edward M. Philip   Director                                  31
(1)(2)(3)


------------------------

(1) Member of the Audit Committee



(2) Member of the Compensation Committee



(3) Director nominee to take office upon consummation of this Offering



    R. Luke Stefanko has been Chief Executive Officer and Director since he co-founded the Company in 1990. Mr. Stefanko was appointed President on April 1, 1996 and was elected to the newly-created position of Chairman of the Board in May 1996. Mr. Stefanko has more than 17 years of experience in the videotape duplication and distribution industry, including serving as a director and Vice President/Operations of A.M.E., Inc. ("AME"), a video duplication company, from 1979 to January 4, 1990. Mr. Stefanko is Mr. Stine's brother-in-law.



    Donald R. Stine has been Chief Financial Officer and Secretary of the Company since he joined the Company in August, 1994 and became a Director in 1996. Mr. Stine was a Director of Finance for The Walt Disney Company from 1988 to 1994. Mr. Stine is a director of Sight Effects, Inc., a privately held production and computer animation company. Mr. Stine is Mr. Stefanko's brother-in-law.



    Thomas J. Ennis joined the Company as a consultant in August 1995 and has been Vice President of Sales and Marketing since March 1996 and a Director since June 1996. Prior to joining the Company, Mr. Ennis served as Vice President of Sales and Infomercial Services at Starcomm Television Services from 1990 to 1995.



    Steven W. Terry has been Vice President and General Manager of Operations since he joined the Company in 1990. Mr. Terry has 27 years of experience in the video duplication and distribution industry, including positions held at Vidtronics, Compact Video and AME.



    Russell R. Ruggieri joined the Company in 1990 as Director of Engineering and is currently serving as Vice President of Engineering. Mr. Ruggieri has over 23 years of experience in the television broadcasting and video duplication and distribution business.



    Eric H. Bershon joined the Company in 1993 as Vice President of Sales and is currently Vice President and General Manager of Broadcast One. Prior to joining the Company, Mr. Bershon worked at MediaTech West as Vice President and General Manager from 1988 to 1992.

    Steven J. Schoch has agreed to become a Director of the Company upon the closing of this Offering. Mr. Schoch is vice president and treasurer of Times Mirror Corporation. Prior to joining Times Mirror in November 1995, Mr. Schoch was treasurer of Euro Disney S.C.A., an affiliate of The Walt Disney Company. He joined that company in 1991 as director of corporate finance, and was promoted to vice president, assistant treasurer in 1992 prior to his appointment at Euro Disney in 1994.



    Edward M. Philip has agreed to become a Director of the Company upon the closing of this Offering. Mr. Philip is the Chief Financial Officer and Secretary of Lycos, Inc. (an Internet services company) and has served in this capacity since December 1995. From July 1991 to December 1995, Mr. Philip was employed with the Walt Disney Company where he served in various finance positions, most recently as Vice President and Assistant Treasurer.



    In accordance with the By-laws of the Company, the Board of Directors of the Company is divided into three classes. R. Luke Stefanko was elected by the Company's shareholders as a Class I director, with his term expiring at the annual meeting for 1999; Donald R. Stine and Edward M. Philip were elected by the Company's shareholders as Class II directors, with terms expiring at the annual meeting for 1998; Steven J. Schoch and Thomas J. Ennis were elected by the Company's shareholders as Class III directors with terms expiring at the annual meeting for 1997.



DIRECTOR COMPENSATION


    Each director who is not an employee of the Company is paid a fee of $1,000 for each meeting of the Board of Directors attended. Members of the Board of Directors who are not employees of the Company receive stock option grants upon election or re-election. See "-- 1996 Stock Incentive Plan." Directors are reimbursed for travel and other reasonable expenses relating to meetings of the Board of Directors.

EXECUTIVE COMPENSATION


    The following table sets forth all cash compensation, including bonuses and deferred compensation, paid for the year ended December 31, 1995 by the Company to (i) its Chief Executive Officer and (ii) each of the Company's four other most highly compensated individuals who were serving as officers on December 31, 1995 and whose salary plus bonus exceeded $100,000 for such year (the persons described in (i) and (ii) above, the "Named Executives"). No bonuses or long term compensation awards were granted to any of the foregoing persons for the year ended December 31, 1995.


                           SUMMARY COMPENSATION TABLE


NAME AND PRINCIPAL POSITION                                                 YEAR        SALARY
------------------------------------------------------------------------  ---------  -------------
R. Luke Stefanko, Chief Executive Officer...............................       1995  $     273,000(1)
Robert Semmer, then President...........................................       1995  $     200,000
Donald R. Stine, Chief Financial Officer................................       1995  $     120,000
Robert Bajorek, then Vice President.....................................       1995  $     273,000(2)
Eric H. Bershon, Vice President and General Manager of Broadcast One....       1995  $     110,000


------------------------

(1) Does not include $136,776 distributed by the Company to Mr. Stefanko to fund the payment of federal and state taxes owed by Mr. Stefanko by virtue of the Company's status as a Subchapter S Corporation for federal and state tax purposes.



(2) Does not include $135,289 distributed by the Company to Mr. Bajorek to fund the payment of federal and state taxes owed by Mr. Bajorek by virtue of the Company's status as a Subchapter S Corporation.



EMPLOYMENT AGREEMENTS



    The Company entered into employment agreements with each of R. Luke Stefanko, Thomas J. Ennis and Eric H. Bershon, commencing June 27, 1996, March 19, 1996 and August 31, 1996, respectively. Mr. Stefanko's agreement has a term of five years ending in June, 2001. The terms of Messrs. Ennis and Bershon's agreements expire in March 1997 and August 1998, respectively. Mr. Ennis' agreement may be extended for one year at the option of the Company. Under these agreements, the current annual salaries of

Messrs. Stefanko, Bershon, and Ennis are $250,000, $120,000, and $100,000, respectively. Mr. Stefanko's base salary increases each year in accordance with increases, in the Consumer Price Index, while Mr. Bershon's base salary increases at a rate of 2.5% per year. Mr. Ennis' base salary does not change during the term of the agreement. These base salaries are subject to further annual increase if approved by the Compensation Committee. Mr. Stefanko is provided with an automobile expense reimbursement allowance and an annual allowance to cover premiums for life, health and disability insurance. Mr. Stefanko's employment agreement entitles him to receive quarterly bonus payments to the extent the Company achieves quarterly earnings per share results ratified by the Board of the Directors at the beginning of each year ("Targeted Earnings"). If the Company attains the Targeted Earnings with respect to a particular quarter, Mr. Stefanko shall receive a bonus payment of $6,250. If the Company's actual earnings per share are less than 75% of the Targeted Earnings, Mr. Stefanko is not entitled to a bonus. If the Company's actual earnings per share equal 125% or more of the Targeted Earnings, Mr. Stefanko shall receive an increased bonus payment (subject to a maximum payment in any quarter of $12,500). To the extent the Company's earnings per share equal between 75% and 125% of the Targeted Earnings, Mr. Stefanko shall be entitled to receive a pro rated bonus payment in accordance with the range set forth above.



    Mr. Bershon's employment agreement entitles him to receive an annual bonus to the extent the Company achieves sales results ("Projected Sales") and maintains the minimum gross margin percentages ("Projected Gross Margin") ratified by the Board of the Directors at the beginning of each year. If the Company attains the Projected Sales and meets or exceeds the Projected Gross Margin, Mr. Bershon shall receive a bonus payment of $40,000. If the Company's sales are less than 80% of the Projected Sales or if gross margins do not meet or exceed the Projected Gross Margin, Mr. Bershon is not entitled to a bonus. If the Company's sales equal 133% or more of the Projected Sales and if gross margins meet or exceed the Projected Gross Margin, Mr. Bershon shall receive an additional bonus of $40,000. To the extent the Company's sales equal between 80% and 133% of the Projected Sales with gross margins meeting or exceeding Projected Gross Margins, Mr. Bershon shall be entitled to receive a pro rated bonus payment in accordance with the range set forth above.



KEY EXECUTIVE SEVERANCE AGREEMENTS



    Mr. Stefanko is party to a key executive severance agreement with the Company. The key executive severance agreement provides that if Mr. Stefanko's employment is terminated without cause (as defined in the agreement), except in the event of disability or retirement, he shall be entitled to receive the following: (i) if he is terminated within two years following a change in control of the Company, then he shall be entitled to receive payment of his full base salary for a period of two years, payment of the amount of any bonus for a past fiscal year which has not yet been awarded or paid, and continuation of benefits for a period of two years, or (ii) if his employment is terminated other than within two years following a change in control of the Company, then Mr. Stefanko shall be entitled to receive payment of his full base salary for the remainder of the term of his agreement, payment of the amount of bonuses, and continuation of benefits. A change in control of the Company is defined to mean a change in control of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such a change in control is deemed conclusively to have occurred in the event of certain tender offers, mergers or consolidations, the sale, lease, exchange or transfer of substantially all of the assets of the Company, the acquisition by a person or group (other than Mr. Stefanko) of 25% or more of the outstanding voting securities of the Company, the approval by the shareholders of a plan of liquidation or dissolution of the Company, or certain changes in the members of the Board of Directors of the Company. In the event of a decrease in Mr. Stefanko's then current base salary, a removal from eligibility to participate in the Company's bonus plan and other events as described in the agreement, then Mr. Stefanko shall have the right to treat such event as a termination of his employment by the Company without cause and to receive the payments and benefits described above. If Mr. Stefanko is terminated for cause (as defined in the agreement) he shall be entitled to payment of his then current base salary, reimbursement and continuation of benefits for one year.

OPTION GRANTS IN LAST FISCAL YEAR

    No stock option or stock appreciation rights were granted to the Named Executives during the fiscal year ended December 31, 1995.

1996 STOCK INCENTIVE PLAN

    PLAN SUMMARY


    The 1996 Stock Incentive Plan (the "1996 Plan" or the "Plan") authorizes the granting of awards to officers and key employees of the Company, as well as to third parties providing valuable services to the Company, e.g., independent contractors, consultants and advisors to the Company. Members of the Board of Directors are eligible to receive awards under the 1996 Plan. Non-employee directors presently receive the non-discretionary stock option awards described below. At May 15, 1996, there were approximately 130 persons eligible to receive awards. Awards can be Stock Options ("Options"), Stock Appreciation Rights ("SARs"), Performance Share Awards ("PSAs") and Restricted Stock Awards ("RSAs"). The 1996 Plan is administered by a committee appointed by the Board of Directors and consisting of two or more members, each of whom must be a non-employee Director, in the absence of a committee, the Board of Directors, if each member qualifies as a non-employee Director, (the "Committee"). The Committee determines the number of shares to be covered by an award, the term and exercise price, if any, of the award and other terms and provisions of awards. Members of the Board of Directors who are not also employees of the Company receive, at such time as they are appointed, elected or re-elected to serve as members of the Board of Directors, non-discretionary awards of stock options to purchase 10,000 shares of Common Stock at the fair market value on the date the stock option is granted. The number and kind of shares available under the 1996 Plan are subject to adjustment in certain events. Shares relating to Options or SARs which are not exercised, shares relating to RSAs which do not vest and shares relating to PSAs which are not issued will again be available for issuance under the 1996 Plan.



    The Company has reserved 900,000 shares of Common Stock for issuance under the Plan. Upon consummation of this Offering the Company intends to grant options to purchase 300,000 shares of Common Stock at an exercise price per share equal to the initial public offering price per share of Common Stock.


    An Option granted under the 1996 Plan may be an incentive stock option ("ISO") or a non-qualified Option. ISOs will only be granted to employees of the Company. The exercise price for Options is to be determined by the Committee, but in the case of an ISO is not to be less than fair market value of the Common Stock on the date the Option is granted (110% of fair market value in the case of an ISO granted to any person who owns more than 10% of the voting power of the Company). In general, the exercise price is payable in any combination of cash, shares of Common Stock already owned by the participant for at least six months, or, if authorized by the Committee, a promissory note secured by the Common Stock issuable upon exercise. In addition, the award agreement may provide for "cashless" exercise and payment. The aggregate fair market value (determined on the date of grant) of the shares of Common Stock for which ISOs may be granted to any participant under the 1996 Plan and any other plan by the Company or its affiliates which are exercisable for the first time by such participant during any calendar year may not exceed $100,000.


    The Options granted under the 1996 Plan become exercisable on such dates as the Committee determines in the terms of each individual Option. A Director who is not also an employee of the Company will, upon appointment, election or re-election to the Board of Directors, automatically be granted a nonqualified option to purchase 3,000 shares, vesting in equal tranches over three years, at an exercise price equal to the fair market value of Common Stock on the date of grant. Options become immediately exercisable in full in the event of a disposition of all or substantially all of the assets or capital stock of the Company by means of a sale, merger, consolidation, reorganization, liquidation or otherwise, unless the Committee arranges for the optionee to receive new Options covering shares of the corporation purchasing or acquiring the assets or stock of the Company, in substitution of the Options granted under the plan (which Options shall thereupon terminate). The Committee in any event may, on such terms and conditions as it deems appropriate, accelerate the exercisability of Options granted under the Plan. An ISO to a holder of more than 10% of the voting power of the Company must expire no later than five years from the date of grant. A non-qualified Option must expire no later than ten years from the date of the grant.

    The Options granted under the 1996 Plan are not transferable other than by will or the laws of descent and distribution. Options which have become exercisable by the date of termination of employment or of service on the Committee must be exercised within certain specified periods of time from the date of termination, the period of time to depend on the reason for termination. Such Options generally lapse three months after termination of employment other than by reason of retirement, total disability or death, in which case they generally terminate one year thereafter. If a participant is discharged for cause, all Options will terminate immediately. Options which have not yet become exercisable on the date the participant terminates employment or service on the Committee for a reason other than retirement, death or total disability shall terminate on that date.


    An SAR is the right to receive payment based on the appreciation in the fair market value of Common Stock from the date of grant to the date of exercise. At its discretion, the Committee may grant an SAR concurrently with the grant of an Option. Such SAR is only exercisable at such time, and to the extent, that the related Option is exercisable. Upon exercise of an SAR, the holder receives for each share with respect to which the SAR is exercised an amount equal to the difference between the exercise price under the related Option and the fair market value of a share of Common Stock on the date of exercise of the SAR. The Committee in its discretion may pay the amount in cash, shares of Common Stock or a combination thereof.


    Each SAR granted concurrently with an Option will have the same termination provisions and exercisability periods as the related Option. In its discretion, the Committee may also grant SARs independently of any Option, subject to such conditions consistent with the terms of the Plan as the Committee may provide in the award agreement. Upon the exercise of an SAR granted independently of any Option, the holder receives for each share with respect to which the SAR is exercised an amount in cash based on the percentage specified in the award agreement of the excess, if any, of fair market value of a share of Common Stock on the date of exercise over such fair market value on the date the SAR was granted. The termination provisions and exercisability periods of an SAR granted independently of any Option will be determined by the Committee.


    An RSA is an award of a fixed number of shares of Common Stock subject to transfer restrictions. The Committee specifies the purchase price, if any, the recipient must pay for such shares. Shares included in an RSA may not be sold, assigned, transferred, pledged or otherwise disposed of or encumbered until they have vested. The recipient is entitled to dividend and voting rights pertaining to such RSA shares even though they have not vested, so long as such shares have not been forfeited.



    A PSA is an award of a fixed number of shares of Common Stock, the issuance of which is contingent upon the attainment of such performance objectives, and the payment of such consideration, if any, as is specified by the Committee.


    The 1996 Plan permits a participant to satisfy his tax withholding with shares of Common Stock instead of cash if the Committee agrees.

    Upon the date a participant is no longer employed by the Company for any reason, shares subject to the participant's RSAs which have not become vested by that date or shares subject to a participant's PSAs which have not been issued shall be forfeited in accordance with the terms of the related award agreements.

    The exercisability of all of the outstanding awards may be accelerated, subject to the discretion of the Committee, upon the occurrence of an "Event", (defined in the Plan) to include approval by the shareholders of the dissolution on liquidation of the Company, certain mergers, consolidations, sale of substantially all of the Company's business and/or assets and a "change in control". The 1996 Plan defines a change in control to have occurred (i) if a "person," as defined in Section 13(d) and 14(d) under the Exchange Act acquires 20% or more of the voting power of the then outstanding securities of the Company and (ii) if during any two consecutive year periods there is a change of a majority of the members of the Board of Directors, unless the election or nomination of the new directors is approved by at least three-fourths of the members still in office from the beginning of the two year period.

    The 1996 Plan provides for anti-dilution adjustments in the event of a reorganization, merger, combination recapitalization, reclassification, stock dividend, stock split or reverse stock split. Upon the dissolution or liquidation of the Company, or upon a reorganization, merger or consolidation of the Company as a result of which the Company is not the surviving entity, the Plan will terminate, and any outstanding awards will terminate and be forfeited, subject to the Committee's ability to provide for (i) certain payments to participants in cash or Common Stock in lieu of such outstanding awards, (ii) the assumption by the successor corporation of either the Plan or the awards outstanding under the Plan and (iii) continuation of the Plan.



    The Board of Directors may, at any time, terminate or suspend the 1996 Plan. The 1996 Plan currently provides that the Board of Directors or the Committee may amend the 1996 Plan at any time without the approval of the holders of a majority of the shares of Common Stock except in certain situations enumerated in the 1996 Plan and then only to the extent such approval is required by Rule 166-3 under the Exchange Act or Section 162(m) of the Code.



401(K) PLAN



    Effective October 1, 1991, the Company adopted an employee defined contribution 401(k) investment plan (the "401(k) Plan") which is administered by True Consultants. All full-time employees are eligible to participate in the 401(k) Plan after six months of continuous service with the Company. Under the 401(k) Plan, participants may make regular pre-tax contributions of up to 15% of their compensation. While the Company does not make matching contributions, it may, but is not obligated to make profit-sharing contributions in an amount determined by the Board of Directors. All participant contributions to the 401(k) Plan are vested 100%, while any profit sharing contributions vest in accordance with the participant's years of service. To date, the Company has not elected to contribute to the 401(k) Plan. As of September 30, 1996, 38 current employees were enrolled in the 401(k) Plan.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


    The Company did not have a Compensation Committee during 1995. As a result, Messrs. Stefanko and Stine participated in deliberations concerning executive officer compensation. The Board of Directors will establish a Compensation Committee prior to the consummation of this Offering.


LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    The Company's Articles of Incorporation limit the liability of directors for monetary damages to the maximum extent permitted by California law. Such limitation of liability has no effect on the availability of equitable remedies, such as injunctive relief or rescission.


    The Company's By-laws provide that the Company will indemnify its directors and officers and may indemnify its employees and agents (other than officers and directors) against certain liabilities to the fullest extent permitted by California law. The Company is also empowered under its By-laws to enter into indemnification agreements with its directors and officers and to purchase insurance on behalf of any person whom it is required or permitted to indemnify. The Company has entered into indemnification agreements with each of its current directors and officers, which provide for indemnification of, and advancement of expenses to, such persons to the greatest extent permitted by California law, including by reason of action or inaction occurring in the past and circumstances in which indemnification and advances of expenses are discretionary under California law. The Company intends to purchase a directors' and officers' liability policy insuring directors and officers of the Company effective upon closing of this offering.


    At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company in which indemnification would be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS


    Pursuant to a stock purchase agreement dated as of April 1, 1996 (the "Agreement"), Mr. Stefanko and Mr. Stine purchased 2,264,400 and 666,000 shares of Common Stock, respectively, from Robert Bajorek, the co-founder of the Company, for a total of $6.7 million (or $2.29 per share). Pursuant to the Agreement, Mr. Stefanko paid Mr. Bajorek $1.1 million on April 1, 1996. The Company extended Mr. Stefanko a demand loan bearing interest at an annual rate of 7.0% to make that cash payment. Mr. Stefanko has agreed to repay this loan with a portion of the proceeds of his S Corporation distribution. Mr. Stefanko and Mr. Stine executed non-recourse notes in the amount of $4.0 million and $1.6 million, respectively, in favor of Mr. Bajorek for the balance of the aggregate purchase price. These notes amortize commencing in 1998, reach maturity in 2006 and bear interest at a rate of 4.5%. The notes are secured by the Common Stock purchased thereby and contain acceleration provisions which require Mr. Stefanko or Mr. Stine, as the case may be, to apply one-half of the proceeds of a sale of his Common Stock or the sale of substantially all of the assets of VDI towards the prepayment of the amount then outstanding under such note. In connection with his sale of Common Stock, Mr. Bajorek agreed not to compete with the Company in California for a period of three years.



    Upon its formation in 1990 the Company elected to be treated as an S Corporation for federal income tax purposes which resulted in the taxable income of the Company being taxed directly to its shareholders rather than to the Company. As a consequence of this offering the Company will no longer qualify as an S corporation. The Company maintains an accumulated adjustments account (the "AAA account") which currently holds its taxed but undistributed earnings. Immediately prior to the consummation of this Offering, VDI will distribute the balance of the amount in the AAA account, at September 30, 1996 approximately $0.4 million, to the Company's current shareholders. Purchasers of Common Stock in this Offering will not be entitled to any portion of such distribution.



    A relative of Mr. Stefanko loaned the Company $300,000 in 1991 and an additional $300,000 in 1995. These loans bore interest at an annual rate of 9% and 13%, respectively. The Company repaid these loans in full on June 14, 1996. In 1994 the Company loaned Robert Semmer, a former executive officer of the Company, $253,000, of which $199,963 remained outstanding as of September 30, 1996. This loan bears interest at an annual rate of 10% and amortizes over five years beginning in June 1996. The Company expects that this loan will be repaid prior to the closing of this Offering.

                       PRINCIPAL AND SELLING SHAREHOLDERS


    The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock as of the date of this Prospectus, as adjusted to reflect the sale of the shares offered by this Prospectus, by (i) the Selling Shareholder, (ii) each person who is known by the Company to beneficially own more than five percent of the Company's outstanding Common Stock, (iii) each of the Company's directors, (iv) each of the Named Executives and (v) all current directors and executive officers as a group. The persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable.



                                              SHARES OF COMMON STOCK                       SHARES OF COMMON STOCK
                                             BENEFICIALLY OWNED PRIOR                   BENEFICIALLY OWNED AFTER THE
                                                 TO THE OFFERING                                  OFFERING
                                           ----------------------------  SHARES BEING   -----------------------------
NAME                                         NUMBER        PERCENT          OFFERED       NUMBER         PERCENT
-----------------------------------------  ----------  ----------------  -------------  ----------  -----------------
R. Luke Stefanko (1).....................   5,594,400         84.0%               --     5,594,400          60.4%
Donald R. Stine (1)......................     666,000         10.0%               --       666,000           7.2%
Thomas J. Ennis..........................          --           --                --            --            --
Edward M. Philip (2).....................          --           --                --            --            --
Steven J. Shouch (2).....................          --           --                --            --            --
Robert Semmer............................          --           --                --            --            --
Robert Bajorek...........................     399,600          6.0%          200,000       199,600           2.2%
All current directors and executive
 officers as a group (3 persons).........   6,260,400         94.0%               --     6,260,400          67.6%


 The address of each of these shareholders is 6920 Sunset Boulevard, Hollywood, California 90028.
------------------------
(1) Of such shares, 2,644,400 held by Mr. Stefanko and all of Mr. Stine's shares are pledged to Mr. Bajorek. See "Certain Transactions."


(2) Messrs. Philip and Shouch have agreed to become directors of the Company upon closing of this Offering.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


    At the closing of this Offering, the authorized capital stock of the Company will consist of 50,000,000 shares of Common Stock, without par value, and 5,000,000 shares of Preferred Stock, without par value.


COMMON STOCK


    As of October 1, 1996, there were 6,660,000 shares of Common Stock outstanding held of record by three shareholders. Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable, and the shares of Common Stock to be outstanding upon completion of the Offering contemplated by this Prospectus will be fully paid and non-assessable.


PREFERRED STOCK

    As of the date of the sale of shares offered by this Prospectus, 5,000,000 shares of Preferred Stock will be authorized and no shares will be outstanding. The Board of Directors has the authority to issue the shares of Preferred Stock in one more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued shares of Preferred Stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the shareholders. Although it presently has no intention to do so, the Board of Directors, without shareholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock may have the effect of discouraging, delaying, or preventing a change in control of the Company. The Company has no present plans to issue any of the Preferred Stock.

CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES OF INCORPORATION AND BY-LAWS


    Certain provisions of law and the fact that only a portion of the members of the Board of Directors are elected in each year could make the acquisition of the Company by means of a proxy contest and the removal of incumbent officers and directors more difficult. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to first negotiate with the Company.



    The Company's Restated Articles of Incorporation also provide that so long as the Company shall have a class of stock registered pursuant to the Exchange Act as amended, shareholder action can be taken only at an annual or special meeting of shareholders and may not be taken by written consent. In addition, upon qualification of the Company as a "listed corporation" as defined in the California Corporations Code, cumulative voting will be eliminated.


TRANSFER AGENT AND REGISTRAR


    The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Upon completion of this Offering, 9,260,000 shares of Common Stock (9,680,000 shares if the Underwriter's over-allotment option is exercised in full) will be outstanding. Of these shares, the 2,800,000 shares sold in this Offering (3,220,000 shares if the Underwriter's over-allotment option is exercised in full) will be freely tradeable without restriction under the Securities Act. The remaining 6,460,000 shares of Common Stock held by existing shareholders are "restricted" securities within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act, which rule is summarized below.



    All shareholders, officers and directors of the Company have agreed that they will not directly or indirectly publicly offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract to sell, pledge, grant any options to purchase or sale or disposition) of any shares of Common Stock or other capital stock of the Company, or any securities convertible into, or exercisable or exchangeable for any shares of Common Stock or other capital stock of the Company without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, for a period of 180 days from the date of this Prospectus, subject to certain exceptions. After such 180-day period, this restriction will expire and shares permitted to be sold under Rule 144 will be eligible for sale. See "Underwriting."


    In general, under Rule 144 as currently in effect, if two years have elapsed since the date of acquisition of beneficial ownership of restricted shares of Common Stock from the Company or any affiliate, the acquiror or subsequent holder thereof is entitled to sell within any three-month period a number of such shares that does not exceed the greater of 1% of the then outstanding shares of the same series of Common Stock or the reported average weekly trading volume of the Common Stock on national securities exchanges during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about the Company. If three years have elapsed since the date of acquisition of restricted shares of Common Stock from the Company or any affiliate and the acquiror or subsequent holder is not deemed to have been an affiliate of the Company for at least 90 days prior to a proposed transaction, such person would be entitled to sell such shares under Rule 144 without regard to the limitations described above.

    At May 15, 1996, the Company had reserved 900,000 shares of Common Stock for issuance pursuant to the 1996 Plan. The Company intends to file a registration statement on Form S-8 under the Securities Act approximately 90 days after the date of this Prospectus to register shares to be issued pursuant the 1996 Plan. Shares of Common Stock issued under the 1996 Plan after the effective date of such registration statement will be freely tradeable in the public market, subject to lock-up agreements and, in the case of sales by affiliates, to the amount, manner of sale, notice and public information requirements of Rule 144.


    Prior to this Offering, there has been no public market for the Common Stock and there is no assurance a significant public market for the Common Stock will develop or be sustained after this Offering. Therefore, future sales of substantial amounts of Common Stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, since only a limited number of shares will be available for sale shortly after this Offering because of certain contractual and legal restrictions on resale (described above), sales of substantial amounts of Common Stock in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

                                  UNDERWRITING


    The Underwriters  named  below  (the "Underwriters"),  for  whom  Prudential
Securities Incorporated and Oppenheimer & Co., Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company and the Selling Shareholder the numbers of shares of Common Stock set forth below opposite their respective names:



                                                                                     NUMBER
UNDERWRITER                                                                        OF SHARES
---------------------------------------------------------------------------------  ----------
Prudential Securities Incorporated...............................................
Oppenheimer & Co., Inc...........................................................
                                                                                   ----------
  Total..........................................................................   2,800,000
                                                                                   ----------
                                                                                   ----------



    The Company and the Selling Shareholder are obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby, if any are purchased.



    The Underwriters, through their Representatives, have advised the Company and the Selling Shareholder that they propose to offer the shares of Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow to selected dealers a concession of $ per share; and that such dealers may reallow a concession of $ per share to certain other dealers. After the initial public offering, the offering price and the concession may be changed by the Representatives.



    The Company has granted the Underwriters an over-allotment option, exercisable for 30 days from the date of this Prospectus, to purchase up to 420,000 additional shares of Common Stock at the initial public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth opposite each Underwriter's name in the preceding table bears to 2,800,000.



    The Company, directors and officers and all of the Company's shareholders have agreed that they will not, directly or indirectly, publicly offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock, or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company, for a period of 180 days after the date of this Prospectus, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters; provided, however, that the Company may issue shares or options to purchase shares of Common Stock (i) in connection with this Offering or the Underwriters' over-allotment option, (ii) pursuant to the 1996 Plan or (iii) in certain other instances.



    The Company and the Selling Shareholder have agreed to indemnify the several Underwriters or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.



    The Representatives have advised the Company and the Selling Shareholder that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    Prior to the Offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined by negotiations between the Company, the Selling Shareholder and the Representatives. Among the factors to be considered in such negotiations are prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and states of development of other companies which the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.


                                 LEGAL MATTERS


    The validity of the shares of Common Stock being sold in this Offering will be passed upon for the Company by Kaye, Scholer, Fierman, Hays & Handler, LLP, Los Angeles, California. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Schulte Roth & Zabel LLP, New York, New York.


                                    EXPERTS


    The financial statements of VDI Media as of December 31, 1994 and 1995 and September 30, 1996 and for each of the three years in the period ended December 31, 1995 and the nine month periods ended September 30, 1995 and 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.



    The financial statements of Woodholly as of December 31, 1994 and 1995 and for the years then ended included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                             ADDITIONAL INFORMATION


    The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to such exhibit. A copy of the Registration Statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the Registration Statement may be obtained from such offices upon the payment of the fees prescribed by the Commission. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's web site is http://www.sec.gov.


    The Company intends to furnish to its shareholders annual reports containing financial statements audited by independent auditors and quarterly reports containing unaudited financial data for the first three quarters of each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS


VDI MEDIA
Report of Independent Accountants................................   F-2

Balance Sheet at December 31, 1994 and 1995 and September 30,
 1996............................................................   F-3

Statement of Operations for each of the three years in the period ended December 31, 1995 and for the nine months ended September
 30, 1995 and 1996...............................................   F-4

Statement of Shareholders' Equity for each of the three years in the period ended December 31, 1995 and for the nine months ended
 September 30, 1996..............................................   F-5

Statement of Cash Flows for each of the three years in the period ended December 31, 1995 and for the nine months ended September
 30, 1995 and 1996...............................................   F-6

Notes to Financial Statements....................................   F-7

WOODHOLLY PRODUCTIONS
Report of Independent Accountants................................  F-13

Balance Sheet at December 31, 1994 and 1995 and September 30,
 1996 (unaudited)................................................  F-14

Statement of Operations for each of the two years in the period ended December 31, 1995
 and for the (unaudited) nine months ended September 30, 1995 and
 1996............................................................  F-15

Statement of Partners' Capital for each of the two years in the period ended December 31, 1995 and the (unaudited) nine months ended September 30, 1996........................................  F-16

Statement of Cash Flows for each of the two years in the period ended December 31, 1995 and the (unaudited) nine months ended
 September 30, 1995 and 1996.....................................  F-17

Notes to Financial Statements....................................  F-18

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of VDI Media

    In our opinion, the accompanying balance sheet and the related statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of VDI Media at December 31, 1995 and 1994 and September 30, 1996, and the results of its operations and its cash flows for the three years in the period ended December 31, 1995 and the nine month periods ended September 30, 1995 and 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP
Costa Mesa, California
October 25, 1996

                                   VDI MEDIA
                                 BALANCE SHEET
                                     ASSETS


                                                                DECEMBER 31,                 SEPTEMBER 30
                                                         --------------------------  ----------------------------
                                                             1994          1995          1996
                                                         ------------  ------------  -------------      1996
                                                                                                    -------------
                                                                                                      PRO FORMA
                                                                                                     (UNAUDITED
                                                                                                       NOTE 3)
Current assets:
  Cash.................................................  $     60,000  $    415,000  $     273,000  $     273,000
  Accounts receivable, net of allowances for doubtful
   accounts of $103,000, $284,000 and $341,000,
   respectively........................................     2,974,000     4,398,000      5,200,000      5,200,000
  Amount receivable from officer (Note 9)..............            --            --      1,175,000      1,175,000
  Amounts receivable from employees (Note 4)...........       383,000       207,000        246,000        246,000
  Inventories..........................................       252,000       178,000        124,000        124,000
  Prepaid expenses and other current assets............        28,000        52,000         27,000         27,000
                                                         ------------  ------------  -------------  -------------
      Total current assets.............................     3,697,000     5,250,000      7,045,000      7,045,000
  Property and equipment, net (Note 5).................     4,402,000     3,992,000      3,820,000      3,820,000
  Deferred offering costs..............................            --            --        584,000        584,000
  Other assets, net....................................        90,000        98,000        106,000        106,000
                                                         ------------  ------------  -------------  -------------
                                                         $  8,189,000  $  9,340,000  $  11,555,000  $  11,555,000
                                                         ------------  ------------  -------------  -------------
                                                         ------------  ------------  -------------  -------------

                                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.....................................  $  1,763,000  $  2,237,000  $   2,670,000  $   2,670,000
  Accrued expenses.....................................       451,000       843,000      1,227,000      1,227,000
  Accrued settlement obligation (Note 8)...............       458,000        41,000             --             --
  Borrowings under revolving credit agreement (Note
   6)..................................................     1,644,000       100,000      1,114,000      1,114,000
  Current portion of notes payable (Note 7)............       524,000       773,000        777,000        777,000
  Current portion of subordinated notes payable to
   related party (Note 7)..............................        60,000        30,000             --             --
  Current portion of capital lease obligations.........       126,000       147,000         28,000         28,000
  Accrued distribution to shareholders.................            --            --             --      2,976,000
  Deferred income taxes (Note 3).......................            --            --             --        394,000
                                                         ------------  ------------  -------------  -------------
      Total current liabilities........................     5,026,000     4,171,000      5,816,000      9,186,000
                                                         ------------  ------------  -------------  -------------
  Notes payable, less current portion (Note 7).........     1,307,000     1,821,000      1,271,000      1,271,000
                                                         ------------  ------------  -------------  -------------
  Subordinated notes payable to related party, less
   current portion (Note 7)............................        30,000       225,000             --             --
                                                         ------------  ------------  -------------  -------------
  Capital lease obligations, less current portion......       120,000       104,000         83,000         83,000
                                                         ------------  ------------  -------------  -------------
Commitments and contingencies (Note 8)
Shareholders' equity:
  Common stock -- no par value; 50,000,000 shares
   authorized; 6,660,000 shares issued and
   outstanding.........................................     1,015,000     1,015,000      1,015,000      1,015,000
  Retained earnings....................................       691,000     2,004,000      3,370,000             --
                                                         ------------  ------------  -------------  -------------
      Total shareholders' equity.......................     1,706,000     3,019,000      4,385,000      1,015,000
                                                         ------------  ------------  -------------  -------------
                                                         $  8,189,000  $  9,340,000  $  11,555,000  $  11,555,000
                                                         ------------  ------------  -------------  -------------
                                                         ------------  ------------  -------------  -------------


                See accompanying notes to financial statements.

                                   VDI MEDIA
                            STATEMENT OF OPERATIONS


                                                                                     FOR THE NINE MONTHS ENDED
                                             FOR THE YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                                       -------------------------------------------  ----------------------------
                                           1993           1994           1995           1995           1996
                                       -------------  -------------  -------------  -------------  -------------
Revenues.............................  $  17,044,000  $  14,468,000  $  18,538,000  $  13,208,000  $  18,182,000
Cost of goods sold...................     10,595,000     10,042,000     11,256,000      7,924,000     11,080,000
                                       -------------  -------------  -------------  -------------  -------------
Gross profit.........................      6,449,000      4,426,000      7,282,000      5,284,000      7,102,000
Selling, general, and administrative
 expense.............................      4,290,000      3,545,000      5,181,000      3,761,000      4,204,000
Dispute settlement (Note 8)..........             --        458,000             --             --             --
Costs related to establishing a new
 facility (Note 5)...................             --        981,000             --             --             --
                                       -------------  -------------  -------------  -------------  -------------
Operating income (loss)..............      2,159,000       (558,000)     2,101,000      1,523,000      2,898,000
Interest expense.....................        254,000        293,000        375,000        280,000        236,000
Interest income......................         13,000         22,000         42,000         29,000         13,000
                                       -------------  -------------  -------------  -------------  -------------
Income (loss) before income taxes....      1,918,000       (829,000)     1,768,000      1,272,000      2,675,000
Provision for income taxes...........         29,000             --         26,000         19,000         45,000
                                       -------------  -------------  -------------  -------------  -------------
Net income (loss)....................  $   1,889,000  $    (829,000) $   1,742,000  $   1,253,000  $   2,630,000
                                       -------------  -------------  -------------  -------------  -------------
                                       -------------  -------------  -------------  -------------  -------------
Unaudited pro forma data (Note 3):
Income (loss) before income taxes....  $   1,918,000  $    (829,000) $   1,768,000  $   1,272,000  $   2,675,000
  Pro forma provision for (benefits
   from) income taxes................        767,000       (332,000)       707,000        509,000      1,070,000
                                       -------------  -------------  -------------  -------------  -------------
  Pro forma net income (loss)........  $   1,151,000  $    (497,000) $   1,061,000  $     763,000  $   1,605,000
                                       -------------  -------------  -------------  -------------  -------------
                                       -------------  -------------  -------------  -------------  -------------
  Pro forma net income (loss) per
   share.............................                                $        0.16                 $        0.24
                                                                     -------------                 -------------
                                                                     -------------                 -------------
  Pro forma weighted average number
   of shares.........................                                    6,694,879                     6,694,879
                                                                     -------------                 -------------
                                                                     -------------                 -------------
  Supplemental pro forma net income
   per share.........................                                $        0.18                 $        0.25
                                                                     -------------                 -------------
                                                                     -------------                 -------------
  Supplemental weighted average
   number of shares..................                                    7,052,942                     7,052,942
                                                                     -------------                 -------------
                                                                     -------------                 -------------


                See accompanying notes to financial statements.

                                   VDI MEDIA
                       STATEMENT OF SHAREHOLDERS' EQUITY


                                                                  COMMON STOCK                          TOTAL
                                                            ------------------------    RETAINED    SHAREHOLDERS'
                                                              SHARES       AMOUNT       EARNINGS       EQUITY
                                                            ----------  ------------  ------------  -------------
Balance at December 31, 1992..............................   6,660,000  $  1,015,000  $    238,000   $ 1,253,000
Net income................................................          --            --     1,889,000     1,889,000
Distributions to shareholders.............................          --            --      (338,000)     (338,000)
                                                            ----------  ------------  ------------  -------------
Balance at December 31, 1993..............................   6,660,000     1,015,000     1,789,000     2,804,000
Net loss..................................................          --            --      (829,000)     (829,000)
Distributions to shareholders.............................          --            --      (269,000)     (269,000)
                                                            ----------  ------------  ------------  -------------
Balance at December 31, 1994..............................   6,660,000     1,015,000       691,000     1,706,000
Net income................................................          --            --     1,742,000     1,742,000
Distributions to shareholders.............................          --            --      (429,000)     (429,000)
                                                            ----------  ------------  ------------  -------------
Balance at December 31, 1995..............................   6,660,000     1,015,000     2,004,000     3,019,000
Net income................................................          --            --     2,630,000     2,630,000
Distributions to shareholders.............................          --            --    (1,264,000)   (1,264,000)
                                                            ----------  ------------  ------------  -------------
Balance September 30, 1996................................   6,660,000  $  1,015,000  $  3,370,000   $ 4,385,000
                                                            ----------  ------------  ------------  -------------
                                                            ----------  ------------  ------------  -------------


                See accompanying notes to financial statements.

                                   VDI MEDIA
                            STATEMENT OF CASH FLOWS


                                                                      DECEMBER 31,                      SEPTEMBER 30,
                                                        ----------------------------------------  --------------------------
                                                            1993          1994          1995          1995          1996
                                                        ------------  ------------  ------------  ------------  ------------
Cash flows from operating activities:
  Net income (loss)...................................  $  1,889,000  $   (829,000) $  1,742,000  $  1,240,000  $  2,630,000
  Adjustments to reconcile net income (loss) to net
   cash provided by operating activities --
  Depreciation and amortization.......................       993,000     1,328,000     1,579,000     1,169,000     1,222,000
  Provision for doubtful accounts.....................        43,000        40,000       181,000       133,000        57,000
Changes in assets and liabilities:
  (Increase) decrease in accounts receivable..........    (1,131,000)       12,000    (1,616,000)     (556,000)     (859,000)
  Decrease (increase) in amounts receivable from
   employees..........................................        51,000      (281,000)      176,000       (52,000)      (39,000)
  (Increase) decrease in inventories..................       (73,000)       52,000        74,000       (20,000)       54,000
  (Increase) in prepaid expenses and current other
   assets.............................................            --       (28,000)      (24,000)      (12,000)       25,000
  (Increase) decrease in other assets.................       (19,000)       39,000        (8,000)        6,000        (6,000)
  (Decrease) increase in accounts payable.............       (57,000)      661,000       474,000      (171,000)      433,000
  Increase (decrease) in accrued expenses.............       307,000      (331,000)      392,000       769,000       384,000
  Increase (decrease) in accrued settlement
   obligation.........................................            --       458,000      (417,000)     (292,000)      (41,000)
                                                        ------------  ------------  ------------  ------------  ------------
      Net cash provided by operating activities.......     2,003,000     1,121,000     2,553,000     2,214,000     3,860,000
                                                        ------------  ------------  ------------  ------------  ------------
Cash used in investing activities:
  Capital expenditures................................    (1,379,000)   (2,071,000)   (1,137,000)     (722,000)   (1,043,000)
                                                        ------------  ------------  ------------  ------------  ------------
Cash flows from financing activities:
  Distributions to shareholders.......................      (338,000)     (269,000)     (429,000)     (361,000)   (1,264,000)
  Change in revolving credit agreement................      (250,000)    1,119,000    (1,544,000)   (1,644,000)    1,014,000
  Proceeds from notes payable.........................       500,000     1,000,000     2,783,000     2,783,000
  Repayment on notes payable..........................      (305,000)     (427,000)   (2,021,000)   (1,815,000)     (577,000)
  Proceeds from subordinated notes payable to related
   parties............................................        60,000            --       300,000       300,000            --
  Repayment on subordinated notes payable to related
   parties............................................      (122,000)     (110,000)     (135,000)      (45,000)     (255,000)
  Proceeds from capital leases........................            --            --       149,000       149,000            --
  Repayment on capital lease obligations..............      (180,000)     (336,000)     (164,000)     (124,000)     (118,000)
  (Increase) in amount receivable from officer........            --            --            --            --    (1,175,000)
  (Increase) in deferred offering costs...............            --            --            --            --      (584,000)
                                                        ------------  ------------  ------------  ------------  ------------
      Net cash (used in) provided by financing
       activities.....................................      (635,000)      977,000    (1,061,000)     (757,000)   (2,959,000)
                                                        ------------  ------------  ------------  ------------  ------------
Net (decrease) increase in cash.......................       (11,000)       27,000       355,000       735,000      (142,000)
Cash at beginning of period...........................        44,000        33,000        60,000        60,000       415,000
                                                        ------------  ------------  ------------  ------------  ------------
Cash at end of period.................................  $     33,000  $     60,000  $    415,000  $    795,000  $    273,000
                                                        ------------  ------------  ------------  ------------  ------------
                                                        ------------  ------------  ------------  ------------  ------------
Supplemental disclosure of cash flows information:
  Cash paid for:
    Interest..........................................  $    274,000  $    294,000  $    375,000  $    275,000  $    236,000
                                                        ------------  ------------  ------------  ------------  ------------
                                                        ------------  ------------  ------------  ------------  ------------
    Income tax........................................  $      5,000  $     30,000  $     (6,000) $          0  $     48,000
                                                        ------------  ------------  ------------  ------------  ------------
                                                        ------------  ------------  ------------  ------------  ------------


                See accompanying notes to financial statements.

                                   VDI MEDIA

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- THE COMPANY:

    VDI Media (the "Company") is a provider of high quality value-added video distribution and duplication services including distribution of national television spot advertising, trailers and electronic press kits. The Company's services consists of (i) the physical and electronic delivery of broadcast quality advertising, including spots, trailers, electronic press kits and infomercials,and syndicated television programming to television stations, cable television and other end-users nationwide and (ii) a broad range of video services, including the duplication of video in all formats, element storage, standards conversions, closed captioning and transcription services, and video encoding for air play verification purposes. The Company also provides its customers value-added post-production and editing services. The Company is headquartered in Hollywood, California and has additional facilities in Culver City, California and Tulsa, Oklahoma.


    The Company has commenced implementation of a plan to sell a portion of its common shares in an initial public offering. Prior to the offering, the Company elected S Corporation status for federal and state income tax purposes. As a result of the offering, the S corporation status will terminate. Thereafter, the Company will pay federal and state income taxes as a C Corporation (see Notes 2 and 3).


    On May 15, 1996, the Company effected a 333-for-1 common stock split and increased the number of authorized shares to 50,000,000. All share amounts in the accompanying financial statements have been retroactively restated to reflect this split.


NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    REVENUES AND RECEIVABLES

    The Company records revenues and receivables at the time products are delivered to customers. Although sales and receivables are concentrated in the entertainment industry, credit risk is limited due to the financial stability of the customer base. The Company performs on-going credit evaluations and maintains reserves for potential credit losses. Such losses have historically been within management's expectations.

    INVENTORIES

    Inventories comprise raw materials, principally tape stock, and are stated at the lower of cost or market. Cost is determined using the average cost method.

    PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Expenditures for additions and major improvements are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful lives of the improvements or the remaining lease term. The estimated useful life of the property and equipment and leasehold improvements is five years.

    INCOME TAXES

    The Company has elected to be taxed as an S Corporation for both federal and state income tax purposes, and, as a result, is not subject to federal taxation and is subject to state taxation on income at a

                                   VDI MEDIA

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) reduced rate (1.5%). Therefore, no asset or liability for federal income taxes has been included in the historical financial statements. The shareholders are liable for individual federal and state income taxes on their allocated portions of the Company's taxable income.


    The provision for income taxes includes state taxes currently payable and deferred taxes arising from the expected future tax consequences of temporary differences between the carrying amount and the tax bases of certain assets and liabilities, primarily, property and equipment.


    Upon completion of the public offering discussed in Note 1, the Company's S Corporation status for federal and state income tax purposes will terminate. This will result in the establishment of a net deferred tax liability calculated at normal federal and state income tax rates, causing a one-time non-cash charge against earnings for additional income tax expense equal to the amount of the net change in the deferred tax liability. As of September 30, 1996, the amount of the current deferred tax liability which would have been recorded had the Company's S Corporation status terminated on that date was $394,000 (Note 3). The deferred tax liability comprises certain asset valuation allowances and excess tax over book depreciation.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    To meet the reporting requirements of SFAS No. 107 ("Disclosures about Fair Value of Financial Instruments"), the Company calculates the fair value of financial instruments and includes this additional information in the notes to financial statements when the fair value is different than the book value of those financial instruments. When the fair value is equal to the book value, no additional disclosure is made. The Company uses quoted market prices whenever available to calculate these fair values.

NOTE 3 -- PRO FORMA INFORMATION:

    PRO FORMA STATEMENT OF OPERATIONS INFORMATION (UNAUDITED)

    As discussed in Note 2, the Company has elected treatment as an S Corporation for federal and state income tax purposes. Upon completion of the offering discussed in Note 1, the S Corporation status will terminate. The accompanying statement of operation includes unaudited pro forma income tax provisions, using a tax rate of 40%, to reflect the estimated income tax expense of the Company as if it had been subject to normal federal and state income taxes for the periods presented.


    Pro forma net income per share is calculated using the weighted average number of common shares outstanding after giving effect to the increase in the number of shares whose proceeds are used to pay a distribution to the Company's shareholders in excess of current year net income in connection with the termination of its S Corporation status (see Note 1).


    Supplemental pro forma net income per share is calculated after giving effect to the number of shares of common stock whose proceeds are to be used to retire certain outstanding debt upon completion of the offering and the elimination of interest expense related to such debt.

    PRO FORMA BALANCE SHEET INFORMATION (UNAUDITED)


    The pro forma information presented in the accompanying balance sheet as of September 30, 1996 reflects (i) the distribution by the Company to its shareholders of its previously taxed and undistributed earnings calculated as of September 30, 1996, which amount is expected to increase based upon the Company's taxable earnings for the period from October 1, 1996 through the closing date of the proposed initial public offering and (ii) an increase in the Company's deferred tax liability of $394,000 calculated in accordance with SFAS 109 as if termination of the Company's S Corporation status occurred on September 30, 1996 (Note 2).


NOTE 4 -- AMOUNTS RECEIVABLE FROM EMPLOYEES:
    Amounts loaned to employees are unsecured and bear interest at rates approximating 10%.

                                   VDI MEDIA

NOTE 5 -- PROPERTY AND EQUIPMENT:
    Property and equipment consist of the following:

                                                                     DECEMBER 31,
                                                             ----------------------------  SEPTEMBER 30
                                                                 1994           1995           1996
                                                             -------------  -------------  -------------
Machinery and equipment....................................  $   6,233,000  $   7,146,000   $ 8,068,000
Leasehold improvements.....................................        645,000        742,000       764,000
Equipment under capital lease..............................        538,000        687,000       687,000
Vehicles...................................................        212,000        210,000       225,000
Computer equipment.........................................        105,000        106,000       205,000
                                                             -------------  -------------  -------------
                                                                 7,733,000      8,891,000     9,949,000
Less: Accumulated depreciation and amortization............     (3,331,000)    (4,899,000)   (6,129,000)
                                                             -------------  -------------  -------------
                                                             $   4,402,000  $   3,992,000   $ 3,820,000
                                                             -------------  -------------  -------------
                                                             -------------  -------------  -------------

    Depreciation expense aggregated $993,000, $1,328,000 and $1,579,000 for the three years in the period ended December 31, 1995, and $1,169,000 and $1,222,000 for the nine month periods ended September 30, 1995 and 1996, respectively.

    In August 1994, the Company established a distribution facility in Tulsa, Oklahoma. Equipment and leasehold improvements were capitalized. Costs incurred in establishing this facility, such as employee costs and initial facility rental and tape stock, were charged against 1994 results of operations.

    In March 1994, the Company entered into a noncash exchange of production equipment with a net book value of $433,000 for substantially similar assets.


NOTE 6 -- REVOLVING CREDIT AGREEMENT:

    The Company has a $2,000,000 revolving credit agreement with a bank. Amounts available pursuant to this agreement are determined by eligible accounts receivable, as defined, and are secured by substantially all of the Company's assets. In addition, repayment of amounts borrowed is guaranteed by the Company's principal shareholder. Interest accrues at either the London Interbank Offering Rate (LIBOR) plus 2.25% or the bank's reference rate (6.25% at September 30, 1996) plus 2.5%. The terms of the revolving credit agreement include covenants regarding the maintenance of various financial ratios. The Company was in compliance with these covenants. The revolving credit agreement expires on June 30, 1997.

NOTE 7 -- LONG-TERM DEBT AND NOTES PAYABLE:

    TERM LOAN

    The Company also has a $2,825,000 term loan with a bank which is secured by the assets of the Company. The term loan is to be repaid in monthly installments of principal and interest through July 2000. Interest accrues at LIBOR plus 2.5%. The terms of the loan agreement include covenants regarding the maintenance of various financial ratios. The Company was in compliance with these covenants as of September 30, 1996.

                                   VDI MEDIA

NOTE 7 -- LONG-TERM DEBT AND NOTES PAYABLE: (CONTINUED)
    SUBORDINATED NOTES PAYABLE TO RELATED PARTY

    Subordinated notes payable comprise the following:


                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1994        1995
                                                                         ---------  ----------
Note payable, unsecured, payable in December 1998 along with interest
 accrued at a rate of 13%..............................................         --  $  225,000
Note payable, unsecured, bearing interest at 9% per annum, payable in
 monthly installments of $5,000........................................  $  90,000      30,000
                                                                         ---------  ----------
                                                                            90,000     255,000
Less current portion...................................................    (60,000)    (30,000)
                                                                         ---------  ----------
                                                                         $  30,000  $  225,000
                                                                         ---------  ----------
                                                                         ---------  ----------



    The subordinated notes arose from an agreement between the Company and a relative of the Company's principal shareholder. Such notes payable are subordinated to amounts borrowed under the revolving credit agreement and term loan. Interest expense aggregated $21,000, $13,000 and $36,000 for the three years in the period ended December 31, 1995, respectively, and $24,000 and $13,000 for the nine month periods ended September 30, 1995 and 1996. The subordinated notes were repaid in June 1996.


    EQUIPMENT FINANCING AND CAPITAL LEASES

    The Company  has financed  the  purchase of  certain equipment  through  the
issuance   of  notes  payable  and  under  capital  leasing  arrangements.  Such obligations are payable in monthly installments through September 1997.

    Annual maturities for debt and notes payable are as follows:

Three months ending December 31, 1996...........................  $ 185,000
Year ending December 31,
  1997..........................................................    723,000
  1998..........................................................    547,000
  1999..........................................................    447,000
  2000..........................................................    163,000
                                                                  ---------
                                                                  $2,065,000
                                                                  ---------
                                                                  ---------

NOTE 8 -- COMMITMENTS AND CONTINGENCIES:
    The Company leases office and production facilities in California and Oklahoma under operating leases which expire in May and July 1999, respectively. The Oklahoma lease provides for a renewal option of five years; the California lease has no renewal option. Approximate minimum annual rentals under these noncancellable operating leases are as follows:

Three months ended December 31, 1996............................  $ 138,000
Year ending December 31,
  1997..........................................................    553,000
  1998..........................................................    553,000
  1999..........................................................    244,000
                                                                  ---------
      Total.....................................................  $1,488,000
                                                                  ---------
                                                                  ---------

                                   VDI MEDIA

NOTE 8 -- COMMITMENTS AND CONTINGENCIES: (CONTINUED)
    Total rental expense was approximately $396,000, $447,000 and $595,000 for the three years in the period ended December 31, 1995, respectively, and $432,000 and $471,000 for the nine month periods ended September 30, 1995 and 1996, respectively.

    In February 1995, the Company settled a dispute arising out of the asset exchange described in Note 5. In consideration of a mutual release from further liability, including threatened litigation, the Company paid $458,000. This amount has been recorded as of December 31, 1994, as the agreement represents the culmination of events occurring prior to that date.

    In March 1994, the Company entered into a five year joint operating agreement with a telecommunications company to provide access to its fiber optic network. In consideration for access to the fiber optic network, the Company shares 50% of revenues arising from delivery services utilizing this network with the telecommunications company. The agreement does not include any cost sharing arrangements. No such revenues have been earned pursuant to this agreement as of September 30, 1996.

NOTE 9 -- STOCK PURCHASE TRANSACTION:
    Effective April 1, 1996, the Company's co-founder and chief executive officer purchased 2,264,400 shares of common stock of the Company from its co-founder for total consideration of approximately $5.1 million. In order to effect this transaction, the chief executive officer borrowed $1.2 million from the Company bearing an interest rate of 7% and issued a note payable to the co-founder in the amount of approximately $4 million. This note is to be repaid in April 2006 and bears interest at a rate of 4.5%. This note is secured by the common stock purchased.

    Concurrently, the co-founder agreed to sell 660,000 shares of common stock of the Company to the Company's chief financial officer. In exchange, the chief financial officer also executed a note payable to the co-founder in the amount of $1.6 million; the terms of the chief financial officer's note are identical to those issued by the chief executive officer. These notes also contain acceleration provisions which require that the chief executive officer and chief financial officer prepay one-half of the proceeds from the sale of any of such shares of common stock or the sale of substantially all of the assets of VDI.

    The chief executive officer expects to repay amounts borrowed from the Company with the proceeds from an S Corporation distribution and future borrowings collateralized by his common stock holdings.

NOTE 10 -- STOCKHOLDERS' EQUITY:
    In May 1996, the Board of Directors, approved the 1996 Stock Incentive Plan (the "Plan"). The Plan provides for the award of options to purchase up to 900,000 shares of the Company's common stock, as well as stock appreciation rights, performance share awards and restricted stock awards. No options have been granted pursuant to the provisions of the Plan.

    The Board has also authorized the issuance of up to 5,000,000 shares of preferred stock. The voting rights, liquidation preferences and other privileges inuring to the benefit of preferred stockholders have not yet been established and no such shares have been issued.

NOTE 11 -- SALES TO MAJOR CUSTOMERS:
    For the year ended December 31, 1993, sales to two customers amounted to $2,686,000 and $1,775,000. Sales to a single customer amounted to $1,735,000 and $2,066,000 for the years ended December 31, 1994 and 1995, respectively, and $1,533,000 and $1,913,000 for the nine month periods ending September 30, 1995 and 1996, respectively.

NOTE 12 -- SUPPLEMENTAL CASH FLOW INFORMATION:
    As described in Note 5, the Company engaged in a noncash exchange of assets.

                                   VDI MEDIA

NOTE 12 -- SUPPLEMENTAL CASH FLOW INFORMATION: (CONTINUED)
    The Company has financed the acquisition of certain equipment through capital lease obligations. For the year ended December 31, 1995, assets aggregating $149,000 were acquired.


NOTE 13 -- SUBSEQUENT EVENTS (UNAUDITED):


    In December 1996, the Company agreed to acquire all of the assets of Woodholly Productions ("Woodholly"). Woodholly provides full service duplication, distribution, video content storage and ancillary services to major motion picture studios, advertising agencies and independent production companies for both domestic and international use. As consideration, the Company will pay the partners of Woodholly a maximum of $8 million, of which $4 million will be paid in installments, commencing January 1997. The remaining balance is subject to earn-out provisions which are currently being negotiated. The Company anticipates the transaction will close in early 1997 and expects to account for this acquisition as a purchase.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of

Woodholly Productions



    In our opinion, the accompanying balance sheet and the related statements of income, of partners' capital and of cash flows present fairly, in all material respects, the financial position of Woodholly Productions at December 31, 1995 and 1994, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


Price Waterhouse LLP
Costa Mesa, California
November 22, 1996

                             WOODHOLLY PRODUCTIONS
                                 BALANCE SHEET
                                     ASSETS


                                                                                DECEMBER 31,
                                                                         --------------------------
                                                                             1994          1995
                                                                         ------------  ------------  SEPTEMBER 30,
                                                                                                         1996
                                                                                                     -------------
                                                                                                      (UNAUDITED)
Current assets:
Accounts receivable, net of allowance for doubtful accounts of $140,000
 and $140,000, respectively............................................  $  2,009,000  $  2,207,000   $ 1,665,000
Prepaid expenses and other current assets..............................       146,000       149,000        32,000
                                                                         ------------  ------------  -------------
      Total current assets.............................................     2,155,000     2,356,000     1,697,000
Property and equipment, net (Note 3)...................................     2,542,000     3,357,000     3,262,000
                                                                         ------------  ------------  -------------
                                                                         $  4,697,000  $  5,713,000   $ 4,959,000
                                                                         ------------  ------------  -------------
                                                                         ------------  ------------  -------------

                                        LIABILITIES AND PARTNERS' CAPITAL

Current liabilities:
Cash overdraft.........................................................  $    340,000  $    950,000   $   166,000
Accounts payable and accrued expenses..................................        22,000        21,000       429,000
Current portion of capital lease obligations (Note 5)..................       407,000       371,000       767,000
Revolving credit agreement (Note 4)....................................       430,000       424,000        22,000
                                                                         ------------  ------------  -------------
      Total current liabilities........................................     1,199,000     1,766,000     1,384,000
Capital lease obligations, net of current portion (Note 5).............     1,141,000     1,473,000     1,390,000
                                                                         ------------  ------------  -------------
      Total liabilities................................................     2,340,000     3,239,000     2,744,000
Commitments and contingencies (Note 7)
Partners' capital......................................................     2,357,000     2,474,000     2,185,000
                                                                         ------------  ------------  -------------
                                                                         $  4,697,000  $  5,713,000   $ 4,959,000
                                                                         ------------  ------------  -------------
                                                                         ------------  ------------  -------------


                See accompanying notes to financial statements.

                             WOODHOLLY PRODUCTIONS
                                INCOME STATEMENT


                                                                                           NINE MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                                           --------------------------  --------------------------
                                                               1994          1995          1995          1996
                                                           ------------  ------------  ------------  ------------
                                                                                              (UNAUDITED)
Net revenues.............................................  $  6,838,000  $  7,411,000  $  5,455,000  $  5,829,000
Cost of services sold....................................     4,013,000     4,808,000     3,622,000     4,187,000
                                                           ------------  ------------  ------------  ------------
      Gross profit.......................................     2,825,000     2,603,000     1,833,000     1,642,000
Selling, general and administrative expense..............     1,316,000     1,375,000       950,000     1,144,000
                                                           ------------  ------------  ------------  ------------
Operating income.........................................     1,509,000     1,228,000       883,000       498,000
Interest expense.........................................       173,000       355,000       196,000       261,000
Other income.............................................        (6,000)       (9,000)           --       (21,000)
                                                           ------------  ------------  ------------  ------------
Net income...............................................  $  1,342,000  $    882,000  $    687,000  $    258,000
                                                           ------------  ------------  ------------  ------------
                                                           ------------  ------------  ------------  ------------


                See accompanying notes to financial statements.

                             WOODHOLLY PRODUCTIONS
                         STATEMENT OF PARTNERS' CAPITAL
                               DECEMBER 31, 1995

Balance at December 31, 1993....................................................  $1,663,000
Income..........................................................................  1,342,000
Distributions to partners.......................................................   (648,000)
                                                                                  ---------
Balance at December 31, 1994....................................................  2,357,000
Income..........................................................................    882,000
Distributions to partners.......................................................   (765,000)
                                                                                  ---------
Balance at December 31, 1995....................................................  2,474,000

Unaudited information:
Income..........................................................................    258,000
Distributions to partners.......................................................   (547,000)
                                                                                  ---------
Balance at September 30, 1996...................................................  $2,185,000
                                                                                  ---------
                                                                                  ---------

                See accompanying notes to financial statements.

                             WOODHOLLY PRODUCTIONS
                            STATEMENT OF CASH FLOWS


                                                                                      NINE MONTHS ENDED SEPTEMBER
                                                          YEAR ENDED DECEMBER 31,                 30,
                                                        ----------------------------  ----------------------------
                                                            1994           1995           1995           1996
                                                        -------------  -------------  -------------  -------------
                                                                                              (UNAUDITED)
Cash flows from operating activities:
  Net income..........................................  $   1,342,000  $     882,000  $     687,000  $     258,000
  Adjustments to reconcile net income to net cash
   provided by operating activities --
    Depreciation and amortization.....................        567,000        953,000        710,000        839,000
    Provision for doubtful accounts...................         20,000             --         55,000         53,000
  Changes in assets and liabilities:
    (Increase) decrease in accounts receivable........       (200,000)      (197,000)        42,000        489,000
    (Increase) decrease in prepaid expenses and other
     current assets...................................        (86,000)        (3,000)        97,000        117,000
    Decrease in other assets..........................         13,000             --             --             --
    (Decrease) increase in accounts payable and
     accrued expenses.................................         77,000        609,000        276,000       (376,000)
                                                        -------------  -------------  -------------  -------------
Net cash provided by operating activities.............      1,733,000      2,243,000      1,867,000      1,380,000
Cash used in investing activities:
  Capital expenditures................................     (1,636,000)    (1,768,000)    (1,564,000)      (727,000)
                                                        -------------  -------------  -------------  -------------
Cash flows from financing activities:
  Distributions to partners...........................       (648,000)      (765,000)      (540,000)      (547,000)
  Change in revolving credit agreement................        180,000         (6,000)      (430,000)      (402,000)
  Repayment of capital lease obligations..............       (579,000)      (801,000)      (431,000)      (304,000)
  Proceeds from capital lease obligations.............        950,000      1,098,000      1,098,000        600,000
                                                        -------------  -------------  -------------  -------------
      Net cash used in financing activities...........        (97,000)      (474,000)      (303,000)      (653,000)
Net change in cash....................................             --             --             --             --
Cash at beginning of period...........................             --             --             --             --
                                                        -------------  -------------  -------------  -------------
Cash at end of period.................................  $          --  $          --  $          --  $          --
                                                        -------------  -------------  -------------  -------------
                                                        -------------  -------------  -------------  -------------
Supplemental disclosure of cash flows information:
  Cash paid for:
    Interest..........................................  $     173,000  $     355,000  $     196,000  $     261,000
                                                        -------------  -------------  -------------  -------------
                                                        -------------  -------------  -------------  -------------


                See accompanying notes to financial statements.

                             WOODHOLLY PRODUCTIONS
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- THE PARTNERSHIP:

    Woodholly Productions, a California general partnership (the "Partnership") provides full service duplication, distribution, video content storage and ancillary services to major motion picture studios, advertising agencies and independent production companies for both domestic and international use.


NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    INTERIM FINANCIAL DATA

    The interim financial data is unaudited; however, in the opinion of the Partnership, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results of the interim periods.

    USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    REVENUES AND RECEIVABLES

    The Partnership records revenues and receivables at the time products are delivered to customers. Although sales and receivables are concentrated in the entertainment industry, credit risk is limited due to the financial stability of the customer base. The Partnership performs on-going credit evaluations and maintains reserves for potential credit losses. Such losses have historically been within management's expectations.

    PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Expenditures for additions and major improvements are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful lives of the improvements or the remaining lease term. The estimated useful life of property and equipment is five years.

    INCOME TAXES

    No provision for income taxes is necessary in the accompanying financial statements because, as a partnership, it is not subject to income taxes and the tax effect of its activities accrues to the partners.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    To meet the reporting requirements of SFAS No. 107 ("Disclosures about Fair Value of Financial Instruments"), the Partnership calculates the fair value of financial instruments and includes this additional information in the notes to financial statements when the fair value is different than the book value of those financial instruments. When the fair value is equal to the book value, no additional disclosure is made. The Partnership uses quoted market prices whenever available to calculate these fair values.

                             WOODHOLLY PRODUCTIONS
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 3 -- PROPERTY AND EQUIPMENT:
    Property and equipment consist of the following:

                                                                                    DECEMBER 31,
                                                                            ----------------------------
                                                                                1994           1995
                                                                            -------------  -------------
Equipment under capital lease.............................................  $   3,191,000  $   4,289,000
Leasehold improvements....................................................        462,000      1,046,000
Machinery and equipment...................................................        774,000        860,000
                                                                            -------------  -------------
                                                                                4,427,000      6,195,000
Less: accumulated depreciation and amortization...........................     (1,885,000)    (2,838,000)
                                                                            -------------  -------------
                                                                            $   2,542,000  $   3,357,000
                                                                            -------------  -------------
                                                                            -------------  -------------

    Depreciation expense aggregated $567,000 and $953,000 for the years ended December 31, 1994 and 1995, respectively.

    During fiscal 1995, the Partnership added leasehold improvements in the amount of $584,000 in connection with the expansion of its facilities.


NOTE 4 -- REVOLVING CREDIT AGREEMENT:

    The Partnership has a $460,000 revolving credit agreement with a bank. Amounts available pursuant to this agreement are determined by eligible accounts receivable, as defined, and are secured by substantially all of the Partnership's assets. In addition, repayment of amounts borrowed is guaranteed by the partners. Interest accrues at the lenders prime rate (10% at December 31,
1995) plus 1.5%. The terms of the revolving credit agreement include covenants regarding the maintenance of various financial ratios. The revolving credit
agreement expires on        .

NOTE 5 -- CAPITAL LEASE OBLIGATIONS:
    The Partnership leases certain equipment under capital lease arrangements. Future minimum lease commitments are as follows:

Year ending December 31,
  1996..................................................................  $ 606,000
  1997..................................................................    894,000
  1998..................................................................    510,000
  1999..................................................................    316,000
                                                                          ---------
                                                                          2,326,000
Less: Amount representing interest......................................   (482,000)
                                                                          ---------
Present value of future minimum lease payments..........................  1,844,000
Less: Current portion...................................................   (371,000)
                                                                          ---------
Long-term portion.......................................................  $1,473,000
                                                                          ---------
                                                                          ---------


    At December 31, 1995, the Partnership has outstanding letters of credit in the amount of $30,000 outstanding to secure performance under these leases. These letters of credit mature in July 1996.


NOTE 6 -- PROFIT SHARING PLAN:

    The Partnership sponsors a defined contribution employee benefit plan. Contributions to this plan are made at the discretion of management. For the years ended December 31, 1994 and 1995, contributions to this plan aggregated $151,000 and $105,000.

                             WOODHOLLY PRODUCTIONS
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 -- COMMITMENTS AND CONTINGENCIES:
    The Company leases its principal office and production facility under an operating lease with one of the partners which expires in December 1997. Pursuant to an informal agreement, the Partnership pays monthly rent in an amount equal to the mortgage payment on the property. The Company also leases a warehouse facility under an operating lease which expires in November 1998 and provides for a renewal option of five years. Approximate minimum annual rentals under these noncancellable operating leases for the warehouse is as follows:

Year ending December 31,
  1996..................................................................  $  85,000
  1997..................................................................     85,000
  1998..................................................................     78,000
                                                                          ---------
      Total.............................................................  $ 248,000
                                                                          ---------
                                                                          ---------

    Total rental expense was approximately $116,000 and $174,000 of which $51,000 and $89,000 was paid to a related party for the years ended December 31, 1994 and 1995, respectively.


    The Partnership has entered into an agreement with the customer described in
Note 8. Under the terms of this agreement, the Partnership rebates 10% of cash remittances for an annual period commencing October 1, subject to adjustment for sales and use taxes collected and the cost of orders requiring revisions.


NOTE 8 -- SALES TO MAJOR CUSTOMER:
    For the year ended December 31, 1994 and 1995, a single customer accounted for 27% and 29% of the Partnership's sales.

NOTE 9 -- SUPPLEMENTAL CASH FLOW INFORMATION:
    The Company has financed the acquisition of certain equipment through capital lease obligations. For the years ended December 31, 1994 and 1995, assets with costs aggregating $950,000 and $1,098,000 were acquired.

NOTE 10 -- SUBSEQUENT EVENTS:
    In September 1996, the partnership signed a letter of intent pursuant to which the partners agreed to sell their Partnership interests to VDI Media.

------------------------------------------------
                                ------------------------------------------------
------------------------------------------------
                                ------------------------------------------------


NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.



UNTIL               , 1997, ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED
SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


                              -------------------

                               TABLE OF CONTENTS


                                                                  PAGE
                                                                  -----
Prospectus Summary...........................................           3
Risk Factors.................................................           7
The Company..................................................          12
Use of Proceeds..............................................          13
Dividend Policy..............................................          13
Capitalization...............................................          14
Dilution.....................................................          15
Selected Financial and Other Data............................          16
Certain Pro Forma Combined Financial Statements..............          18
Management's Discussion and Analysis of Financial Condition
  and Results of Operations..................................          23
Industry Overview............................................          29
Business.....................................................          32
Management...................................................          39
Certain Transactions.........................................          45
Principal and Selling Shareholders...........................          46
Description of Capital Stock.................................          47
Shares Eligible for Future Sale..............................          48
Underwriting.................................................          49
Legal Matters................................................          50
Experts......................................................          50
Additional Information.......................................          50
Index to Financial Statements................................         F-1



                                2,800,000 Shares


                                     [LOGO]

                                  Common Stock

                             ---------------------

                              P R O S P E C T U S
                             ---------------------


                       PRUDENTIAL SECURITIES INCORPORATED
                            OPPENHEIMER & CO., INC.



                                         , 1997


------------------------------------------------
                                ------------------------------------------------
------------------------------------------------
                                ------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


    Expenses in connection with this Offering of the Common Stock being registered herein are estimated as follows:



SEC registration fee..............................................  $  11,857
Legal fees and expenses...........................................    340,000
NASD filing fees..................................................      3,939
Accounting fees and expenses......................................    285,000
Blue sky fees and expenses........................................     10,000
Printing..........................................................     90,000
Transfer agent fee................................................      9,000
Nasdaq listing fee................................................     39,400
Miscellaneous.....................................................     10,804
                                                                    ---------
  Total...........................................................  $ 800,000
                                                                    ---------
                                                                    ---------


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 317(b) of the California Corporations Code (the "Corporations Code") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any "proceeding" (as defined in Section 317(a) of the Corporations Code), other than an action by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that such person is or was a director, officer, employee or other agent of the corporation (collectively, an "Agent"), against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding if the Agent acted in good faith and in a manner the Agent reasonably believed to be in the best interest of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful.

    Section 317(c) of the Corporations Code provides that a corporation shall have power to indemnify any agent who was or is a party or is threatened to be made a party to any threatened, pending or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was an Agent, against expenses actually and reasonably incurred by the Agent in connection with the defense or settlement of such action if the Agent acted in good faith and in a manner such Agent believed to be in the best interest of the corporation and its shareholders.

    Section 317(c) further provides that no indemnification may be made thereunder for any of the following: (i) in respect of any matter as to which an Agent shall have been adjudged to be liable to the corporation, unless the court in which such proceeding is or was pending shall determine that such Agent is fairly and reasonably entitled to indemnity for expenses (ii) of amounts paid in settling or otherwise disposing of a pending action without court approval and
(iii) of expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval.

    Section 317(d) of the Corporations Code requires that an Agent be indemnified against expenses actually and reasonably incurred to the extent the Agent has been successful on the merits in the defense of proceedings referred to in subdivisions(b) or (c) of Section 317.

    Except as provided in Section 317(d), and pursuant to Section 317(e), indemnification under Section 317 shall be made by the corporation only if specifically authorized and upon a determination that indemnification is proper in the circumstances because the Agent has met the applicable standard of conduct, by any of the following: (i) a majority vote of a quorum consisting of directors who are not parties to the proceeding, (ii) if such a quorum of directors is not obtainable, by independent legal counsel in a written opinion,
(iii) approval of the shareholders, provided that any shares owned by the Agent may not vote thereon, or (iv) the court in which such proceeding is or was pending.

    Pursuant to Section 317(f) of the Corporations Code, the corporation may advance expenses incurred in defending any proceeding upon receipt of an undertaking by the Agent to repay such amount if it is ultimately determined that the Agent is not entitled to be indemnified.


    Section 317(h) provides, with certain exceptions, that no indemnification shall be made under Section 317 in such case it appears that it would be inconsistent with a provision of the corporation's articles, bylaws, a shareholder resolution or any agreement which prohibits or otherwise limits indemnification, or in such case as it would be inconsistent with any condition expressly imposed by a court in approving a settlement.


    Section 317(i) authorizes a corporation to purchase and maintain insurance on behalf of an Agent for liabilities arising by reason of the Agents' status, whether or not the corporation would have the power to indemnify the Agent against such liability under the provisions of Section 317.

    Reference is also made to Section 8 of the Underwriting Agreement between the Representatives, the Selling Shareholder and the Registrant (see Exhibit 1.1), which provides for indemnification of the Registrant under certain circumstances.


    Article III of the Restated Articles of Incorporation of the Registrant provides for the indemnification of the agents of the Registrant to the fullest extent permissible under California law.


    In addition, Article IV of the Bylaws of the Registrant authorizes the Registrant to enter into agreements with agents of the Registrant providing for or permitting indemnification in excess of that permitted under Section 317 of the Corporations Code, to the extent permissible under California law, and to purchase and maintain insurance to the extent provided by Section 3.17(i).

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

    Not applicable.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


    1.1**  Form of Underwriting Agreement

    3.1    Restated Articles of Incorporation of VDI Media (formerly, VDI)

    3.2    By-laws of VDI Media

    4.1    Specimen Certificate for Common Stock

    4.2    1996 Stock Incentive Plan of VDI Media

    5.1    Opinion of Kaye, Scholer, Fierman, Hays & Handler, LLP with respect to legality

   10.1    Employment Agreement between VDI Media and Luke Stefanko

   10.2    Employment Agreement between VDI Media and Tom Ennis

   10.3    Employment Agreement between VDI Media and Eric Bershon

   10.5    Business Loan Agreement (Revolving Credit) between VDI Media (formerly, VDI) and
           Union Bank dated July 1, 1995, as amended on April 1, 1996, and June 1996

   10.6    Joint Operating Agreement effective as of March 1, 1994, between VDI Media
           (formerly, VDI) and Vyvx, Inc.

   10.7*   Lease Agreement between VDI Media (formerly, VDI) and 6920 Sunset Boulevard
           Associates dated May 17, 1994 (Hollywood facility)

   10.8*   Lease Agreement between VDI Media (formerly, VDI) and 3767 Overland Associates,
           LTD dated April 25, 1996 (West Los Angeles facility)

   10.9*   Lease Agreement between VDI Media (formerly, VDI) and The Bovaird Supply Company dated June 3, 1994 (Tulsa Control Center)

   10.10*  Loan Agreement between VDI Media (formerly, VDI) and R. Luke Stefanko dated as of April 1, 1996

   10.12   Term Loan Agreement between VDI Media (formerly, VDI) and Union Bank

   10.13   Asset Purchase Agreement, dated as of December 28, 1996 by and among VDI Media,
           Woodholly Productions, Yvonne Parker, Rodger Parker, Jim Watt and Kim Watt

   23.1    Consent of Kaye, Scholer, Fierman, Hays & Handler, LLP (included in Exhibit 5.1)

   23.2    Consent of Price Waterhouse LLP

   23.3**  Consent of Edward M. Philip

   23.4    Consent of Steven J. Schoch

   24.1    Power of Attorney (included on page II-4)

   27      Financial Data Schedule


------------------------

 * Previously filed.


** To be filed by amendment.


    b.  Financial Statement Schedules:

    Schedule II -- Valuation and Qualifying Accounts

ITEM 17.  UNDERTAKINGS.

    The undersigned Registrant hereby undertakes as follows:

    (a) To provide to the Underwriters at the closing date specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to provide prompt delivery to each purchaser.


    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of such Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


    (c) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act will be deemed to be part of this registration statement as of the time it was declared effective.

    (d) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment Number 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles and State of California, on the 31st day of December, 1996.


                                          VDI MEDIA

                                          By         /s/ DONALD R. STINE

                                            ------------------------------------

                               POWER OF ATTORNEY


    KNOW ALL MEN BY THESE PRESENTS that, the undersigned directors and officers of VDI Media, a California corporation (the "Corporation"), hereby constitute and appoint R. Luke Stefanko and Donald Stine, each with full power of substitution and resubstitution, his true and lawful attorneys and agents to sign the names of the undersigned directors and officers in the capacities indicated below to the registration statement to which this Power of Attorney is filed as an exhibit, and all amendments (including post-effective amendments and registration statements filed pursuant to Rule 462) and supplements thereto, and all instruments or documents filed as a part thereof or in connection therewith, and to file the same, with all exhibits thereto, and all other instruments or documents in connection therewith, with the Securities and Exchange Commission; and each of the undersigned hereby ratifies and confirms all that said attorneys, agents, or any of them, shall do or cause to be done by virtue hereof.



    Pursuant to the requirements of the Securities Act of 1933, this Amendment Number 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



               NAME                            TITLE                 DATE
-----------------------------------  -------------------------  --------------

       /s/ R. LUKE STEFANKO          Chief Executive Officer,
-----------------------------------   President Chairman of      December 31,
         R. Luke Stefanko             the Board and Director         1996

                                     Chief Financial Officer,
        /s/ DONALD R. STINE           Secretary, Director        December 31,
-----------------------------------   (principal financial           1996
          Donald R. Stine             officer)

          /s/ PAUL RUBEL
-----------------------------------  Principal Accounting        December 31,
            Paul Rubel                Officer                        1996

           /s/ TOM ENNIS
-----------------------------------  Director                    December 31,
             Tom Ennis                                               1996

                                   VDI MEDIA
                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                                                  BALANCE AT  CHARGED TO                BALANCE AT
                                                                  BEGINNING    COSTS AND                   END
DESCRIPTION                                                       OF PERIOD    EXPENSES    DEDUCTIONS   OF PERIOD
----------------------------------------------------------------  ----------  -----------  -----------  ----------
Year ended December 31, 1995
Allowance for doubtful accounts                                   $  103,000     161,000       --       $  284,000
                                                                  ----------  -----------  -----------  ----------
                                                                  ----------  -----------  -----------  ----------
Year ended December 31, 1994
Allowance for doubtful accounts                                   $   63,000      40,000       --       $  103,000
                                                                  ----------  -----------  -----------  ----------
                                                                  ----------  -----------  -----------  ----------
Year ended December 31, 1993
Allowance for doubtful accounts                                   $   20,000      43,000       --       $   63,000
                                                                  ----------  -----------  -----------  ----------
                                                                  ----------  -----------  -----------  ----------

                                 EXHIBIT INDEX


EXHIBIT NO.  TITLE
-----------  ----------------------------------------------------------------------------------------------
    1.1**    Form of Underwriting Agreement

    3.1      Restated Articles of Incorporation of VDI Media (formerly, VDI)

    3.2      By-laws of VDI Media (formerly, VDI)

    4.1      Specimen Certificate for Common Stock

    4.2      1996 Stock Incentive Plan of VDI Media

    5.1      Opinion of Kaye, Scholer, Fierman, Hays & Handler, LLP with respect to legality

   10.1      Employment Agreement between VDI Media and Luke Stefanko

   10.2      Employment Agreement between VDI Media and Tom Ennis

   10.3      Employment Agreement between VDI Media and Eric Bershon

   10.5      Business Loan Agreement (Revolving Credit) between VDI Media (formerly, VDI) and Union Bank dated July 1, 1995, as amended on April 1, 1996 and June 1996

   10.6      Joint Operating Agreement, effective as of March 1, 1994, between VDI Media (formerly, VDI)
              and Vyvx, Inc.

   10.7*     Lease Agreement between VDI Media (formerly, VDI) and 6920 Sunset Boulevard Associates dated
              May 17, 1994 (Hollywood facility)

   10.8*     Lease Agreement between VDI Media (formerly, VDI) and 3767 Overland Associates, Ltd. dated
              April 25, 1996
              (West Los Angeles facility)

   10.9*     Lease Agreement between VDI Media (formerly, VDI) and The Bovaird Supply Company dated June 3,
              1994 (Tulsa Control Center)

   10.10*    Loan Agreement between VDI Media and R. Luke Stefanko dated as of April 1, 1996

   10.12     Term Loan Agreement between VDI Media (formerly, VDI) and Union Bank

   10.13     Asset Purchase Agreement, dated as of December 28, 1996 by and among VDI Media and Woodholly
              Productions, Yvonne Parker, Rodger Parker, Jim Watt and Kim Watt

   23.1      Consent of Kaye, Scholer, Fierman, Hays & Handler, LLP (included in Exhibit 5.1)

   23.2      Consent of Price Waterhouse LLP

   23.3**    Consent of Edward M. Philip

   23.4      Consent of Steven J. Schoch

   24.1      Power of Attorney (included on page II-4)

   27        Financial Data Schedule


------------------------

 * Previously filed.


** To be filed by amendment.